Global Maritime Shipping and Seaborne-Pulping Market Study

Prepared for

Intercont (Cayman) Limited

Highly Confidential
July 2024



Research Scope

■ **The project scope is defined as follows:**

Research Period
- Historical Year: 2018-2021
- Base Year: 2022
- Forecast Year: 2023E - 2027E

Geographic Scope
- Global
- The PRC

Industry Scope
- Maritime Shipping
- Sea-based Decarbonization Bio-pulping

Sources of Data and Limitations

➢ Primary sources including site visits, questionnaires and interviews with industry experts and market participants, as well as secondary sources including official government statistics are used for in-depth analysis in this report.

➢ Market data will be obtained on a best effort basis. However, Frost & Sullivan is not responsible for any information gaps under the circumstances where interviewees refused to disclose confidential data.

➢ 2022 is set as the base year for this study. Under the circumstances where figures of 2022 are not available at the point of the study, Frost & Sullivan would use the latest information available to make predictions.

➢ For estimated data, in-house analytical models, indicators and consultants' expertise would be utilised for projections and analysis.





Official Statistical sources

Market indicators for modeling

Industry Expert Interview

Agenda

1 **Overview of Macroeconomic Environment**

2 Overview of Key Development Spotlights in Capital Market

3 Overview of Global Maritime Shipping Market

4 Competitive Landscape of Global Maritime Shipping Market

5 Overview of Traditional Pulping and Seaborne-Pulping Market

6 Competitive Landscape of Seaborne-Pulping Market

7 Appendix

FROST *&* SULLIVAN

Overview of Macroeconomic Environment

Global Nominal GDP and Nominal GDP per Capita

Global Nominal GDP and Nominal GDP per Capita, 2018-2027E



CAGR	2018-2022	2023E-2027E
Nominal GDP	4.8%	4.4%
Nominal GDP per capita	4.1%	3.8%

- The global nominal GDP has increased from USD$86.1 trillion in 2018 to approximately USD$103.9 trillion in 2022 at a CAGR of 4.8%. During this period, the GDP per capita grows at a comparable CAGR of approximately 4.1% CAGR, from USD$11,471.3 in 2018 to USD$13,446.7 in 2022.
- In the future, the nominal global GDP will increase at a CAGR of 4.4% from USD$110.8 trillion in 2023 to USD$131.6 trillion in 2027, while the nominal GDP per capita will increase at a slower rate to USD$16,490 in 2027.

Source: International Monetary Fund, Frost & Sullivan

FROST *&* SULLIVAN

Overview of Macroeconomic Environment

Global Population



Global Population, 2018-2027E

CAGR	2018-2022	2023E-2027E
Total population	0.9%	0.9%

Billion

- According to the United Nations, the global population has increased from 7.68 billion in 2018 to 7.98 billion in 2022 at a CAGR of 0.9%, mainly contributed to the continued increase in the number of people surviving to reproductive age, the gradual increase in human longevity, expanding urbanization and accelerating migration during the period. Looking forward, the global population is projected to continue growing at a moderate rate, reaching approximately 8.34 billion in 2027.

Source: United Nations, Frost & Sullivan

FROST & SULLIVAN

Overview of Macroeconomic Environment

Global Seaborne trade Volume

Global Seaborne Trade Volume, 2018-2027E

CAGR	2018-2021	2022E-2027E
Global	0.9%	2.1%

Million tonnes



- Due to the negative impact of COVID-19 on the shipping industry in 2020, global seaborne trade volumes (including total cargo loaded and unloaded) recorded only modest growth from 22,035.9 million tonnes to 21,960.9 million tonnes at a CAGR of 0.9% from 2018 to 2021, according to the United Nations Conference on Trade and Development (UNCTAD). Looking forward, the global seaborne trade is expected to reach 25,845.6 million tonnes by 2027, growing at a CAGR of 2.1% from 2022 to 2027.

Note:
1. *The global seaborne trade volume refers to the volume of total goods loaded and discharged globally.*

Source: UNCTAD, Frost & Sullivan

FROST & SULLIVAN

Overview of Macroeconomic Environment

Container throughput at ports worldwide

Container throughput at ports worldwide, 2018-2027E



CAGR	2018-2022	2023E-2027E
Global	2.7%	3.4%

Million TEUs

- Global container port throughput has increased at a CAGR of 2.7% over the past five years, from 616.8 million TEUs in 2018 to 685.8 million TEUs in 2022. As more than 80% of global trade is transported by sea, a number of container ports experienced temporary shutdowns during the COVID-19 epidemic, resulting in a deceleration of growth overall. In addition to a geopolitical environment characterized by uncertain multilateral international relations, the recovery of ports continues to be uncertain.
- In spite of this, as the global economy recovers and overall trade demand continues to rise, total port throughput is projected to continue to increase, reaching approximately 806.8 million TEUs by 2027, with a CAGR of 3.4%.

Note:
1. *The container throughput at ports includes the top 100 major large-scale ports in the global.*

Source: Frost & Sullivan

FROST & SULLIVAN

Agenda

1	Overview of Macroeconomic Environment
2	**Overview of Key Development Spotlights in Capital Market**
3	Overview of Global Maritime Shipping Market
4	Competitive Landscape of Global Maritime Shipping Market
5	Overview of Traditional Pulping and Seaborne-Pulping Market
6	Competitive Landscape of Seaborne-Pulping Market
7	Appendix

FROST & SULLIVAN

Overview of Key Development Spotlights in Capital Market

Market Outlook - Artificial Intelligence

Artificial Intelligence

- As Maritime Sector Pursues Decarbonization, Surging Capital Flows to AI Signal Immense Potential



Total Value of Global Artificial intelligence ("AI") Startup Funding, 2018-2027E

Billion US$

CAGR	2018-2022	2023E-2027E
CAGR	18.2%	14.2%

2018: 23.7, 2019: 31.1, 2020: 32.5, 2021: 72.1, 2022: 46.2, 2023E: 32.9, 2024E: 34.8, 2025E: 45.6, 2026E: 49.0, 2027E: 55.9



Total Market Capitalisation of AI, 2018-2027E

Billion US$

CAGR	2018-2022	2023E-2027E
CAGR	49.0%	39.9%

2018: 28.9, 2019: 44.2, 2020: 66.5, 2021: 95.6, 2022: 142.3, 2023E: 207.9, 2024E: 298.2, 2025E: 420.5, 2026E: 592.9, 2027E: 795.4

- The global capital markets are witnessing surging investment activity focused on artificial intelligence startups and solutions providers. Total funding into AI startups reached US$32.9 billion in 2023 and is projected to exceed US$55.9 billion by 2027, representing a CAGR of approximately 18.2%, indicative of the immense promise seen in AI capabilities. Consequently, the aggregate market capitalization of AI has ballooned from $28.9 billion in 2018 to over $200 billion in 2023, and could approach approximately $800 billion by 2027. Much of this interest is being driven by AI's transformative potential across diverse sectors, including emerging fields like sustainable finance and green technology. As decarbonization initiatives gain prominence worldwide, AI is proving instrumental in enabling and scaling up innovations, especially in hard-to-abate sectors such as maritime transportation. Prominent examples include leveraging predictive analytics to optimize cargo operations, utilizing machine learning for predictive maintenance of vessels, and applying natural language processing for analyzing sustainability disclosures. Propelled by intensifying decarbonization ambitions and AI's expanding capabilities, the solutions underpinning a greener future economy are unlocking incredible enterprise value.

Source: Frost & Sullivan

Overview of Key Development Spotlights in Capital Market

Market Outlook- Sustainable Finance and Environmental, Social and Governance

Sustainable Finance and Environmental, Social and Governance

- Surging Sustainable Finance to Support Decarbonization Transition Including the Maritime Industry



Total Assets Under Management Global ESG Funds, 2018-2027E

Trillion US$

CAGR	2018-2022	2023E-2027E
CAGR	7.8%	6.9%

- 2018: 30.6
- 2022: 41.3
- 2023E: 45.5
- 2027E: 59.4




Total Value of Global Sustainable Debt Issuance, 2018-2027E

Billion US$

CAGR	2018-2022	2023E-2027E
CAGR	36.7%	8.1%

- 2018: 54.5
- 2022: 190.2
- 2023E: 159.8
- 2027E: 217.8

- The focus on environmental, social, and governance (ESG) principles and sustainable financing has rapidly gained prominence in global capital markets. Total assets under management in ESG funds worldwide are projected to grow from US$30.6 trillion in 2018 to US$59.4 trillion in 2022, representing a CAGR of approximately 7.8% and is expected to attain over US$59 trillion by 2027, demonstrating the remarkable inflows into sustainable investment strategies. Similarly, issuances of sustainable debt products like green bonds have accelerated from US $54.5 billion in 2018 to an US$190.2 billion in 2022, representing a CAGR of approximately 36.7%, as both public and private entities mobilize capital around decarbonization goals. This tailwind for sustainable finance is underpinning innovations across emissions-intensive sectors like maritime transportation. As the shipping industry pursues ambitious emissions reduction targets, ESG integration and leveraging green financing vehicles are proving vital. Examples include shipping companies tying loan terms to sustainability KPIs, utilizing blue bonds to fund fleet upgrades, and adopting ESG frameworks to attract ethical investors. The proliferation of sustainability-linked financial instruments will be integral to transforming carbon-intensive sectors like maritime and channeling capital towards low-carbon technologies and infrastructure worldwide.

Source: IMF, Bloomberg, Frost & Sullivan

Overview of Key Development Spotlights in Capital Market

Market Outlook - Biofuels

Biofuels

- **As Shipping Industry Eyes Biofuels for Decarbonization, Steady Growth in Production Volumes Signals Momentum**

Total Production Volume of Biofuels, 2018-2027E

	2018-2022	2023E-2027E
Ethanol	0.8%	0.6%
Biodiesel	0.8%	0.5%



Billion Litre

■ Ethanol
■ Biodiesel

Ethanol: 122.4, 123.5, 125.2, 125.7, 126.5, 127.2, 128.1, 128.9, 129.8, 130.5
Biodiesel: 37.4, 38.0, 39.0, 38.8, 38.5, 38.6, 38.7, 38.9, 39.0, 39.3

2018 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E

Investment Momentum

- Growth in biofuels is being driven by attractive government policies in the US and Europe, along with capacity increases in major producers like Brazil, Indonesia and China. **Huge investments** like the $1.2B Marathon-Neste renewable diesel JV and Neste's $2.2B plant expansion for sustainable aviation fuels underscore the surging activity. The US leads in growth thanks to IRA incentives providing $9.4B in biofuel tax credits. Europe also sees momentum with 30+ advanced biorefinery projects underway. While more funding acceleration is needed to meet decarbonization goals, the significant rise in biofuel investments highlights the focus on sustainable fuels to enable the transport energy transition.

- Global biofuel production has seen steady expansion as markets increasingly value sustainability. Total worldwide output reached 165 billion liters in 2022, increased at a CAGR of approximately 0.8% from 2018 to 2022. Projections suggest continued incremental growth in biofuel volumes on the back of government incentives and rising corporate demand, with output potentially hitting 170 billion liters by 2027, representing a CAGR of approximately 0.6%. Much of the growing interest in biofuels stems from their potential to reduce emissions, particularly in transportation sectors. As the maritime industry pursues ambitious decarbonization goals, biofuels are expected to play a pivotal role as a renewable bunker fuel alternative. Leading shipping firms have already conducted biofuel pilot tests, blending algae-based fuels with conventional marine oil. Capital markets are responding through biofuel equity investments, lending facilities tied to biofuel adoption, and other mechanisms to fund wider deployment. With their excellent emissions profile, biofuels are poised to attract significant capital flows as a decarbonization pathway for shipping and other industries.

Source: OECD, Frost & Sullivan

Overview of Key Development Spotlights in Capital Market

Market Outlook – Maritime Decarbonization

Maritime Decarbonization

- **Momentum Builds in Financing the Maritime Sector's Transition to Net-Zero Emissions**

Investment Needed to Halve Shipping's Carbon Emissions and to Achieve Net-Zero by 2050



US$ Trillion

- 50% decarbonisation by 2050: 1.4
- Full decarbonisation by 2050: 1.9

Investment Momentum

- Prior to 2050 decarbonization target, decarbonizing global shipping requires massive investments of **$8-28 billion** yearly for vessels plus **$28-90 billion** for infrastructure to produce and distribute zero-carbon fuels. The transition is gaining momentum, with one-third of new ships ordered in 2022 using alternative fuels. But full decarbonization depends on collaboration across carriers, ports, shippers, energy firms and governments.
- While challenges exist, growth in investments signals commitment to achieving net-zero emissions through pioneering alternative marine fuels, infrastructure and efficiency technologies. Innovative models that utilize **underutilized ship capacity for eco-friendly and decarbonization activities** can be one of the key topics. Though nascent, increasing activity and investments in testing new fuels, technologies and collaborative initiatives provide optimism that decarbonizing shipping can be achieved through shared commitment.

- Achieving the shipping industry's ambitious decarbonization goals will require massive capital investments estimated at US$1.4 trillion to halve emissions and US$1.9 trillion to reach net-zero by 2050. This enormity of financing needed to transition shipping away from fossil fuels is spurring activity across capital markets. Growth in green bonds, loans, and other instruments tied to maritime sustainability objectives signals rising commitment from public and private players. Partnerships between shipping companies and financiers to fund pilot projects testing alternative fuels and net-zero technologies are also accelerating. One-third of vessels on order in 2022 being capable of using zero-carbon fuels points to growing industry adoption. But greater collaboration is vital, as seen in initiatives like the Clydebank Declaration to establish green shipping corridors. Though the transition brings complex challenges, the momentum in financing and strategic investments provides optimism that decarbonizing shipping can be realized through shared, system-wide efforts leveraging innovative technologies and infrastructure.

Source: UNCTAD, Frost & Sullivan

Overview of Key Development Spotlights in Capital Market

Market Outlook – Internet of Things

Internet of Things ("IoT")

- **IoT Expansion Presents Opportunity to Accelerate Shipping's Decarbonization**



Global market size of IoT by revenue, 2018-2027E

Billion US$

CAGR	2018-2022	2023E-2027E
CAGR	25.5%	22.4%

2018: 249.2
2019: 330.8
2020: 389.0
2021: 491.3
2022: 619.0
2023E: 775.0
2024E: 964.9
2025E: 1,184.0
2026E: 1,424.3
2027E: 1,737.7

Market size of IoT by revenue in the Asia Pacific Region , 2018-2027E

Billion US$

CAGR	2018-2022	2023E-2027E
CAGR	27.1%	23.2%

2018: 100.9
2019: 136.3
2020: 162.2
2021: 207.3
2022: 263.1
2023E: 331.7
2024E: 419.7
2025E: 517.4
2026E: 623.9
2027E: 764.6

- The global IoT market size is expected to reach over US$1.7 trillion by 2027, presenting major opportunities to enable greater efficiency and sustainability across industries, including shipping. With rapid digitalization and 5G rollout, IoT revenues increased from US$249.2 billion in 2018 to US$619.0 billion in 2022, representing a CAGR of 25.5%. Going forward, IoT revenues are forecast to grow 22.4% annually from 2023-2027. Within IoT, the marine sector is poised for robust IoT growth to accelerate decarbonization through enhanced monitoring, optimization, and automation. Asia Pacific leads in IoT adoption, with its market expanding from US$100.9 billion in 2018 to US$263.1 billion in 2022, growing at a 27.1% CAGR. By 2027, Asia Pacific's IoT market is projected to reach US$764.6 billion. For maritime, IoT can enable improved energy management via real-time performance monitoring and support predictive maintenance to limit downtime. IoT data analytics also allows for voyage optimization and port efficiency gains to reduce fuel consumption and emissions. As shipping pursues sustainability targets, the rapid growth in IoT connectivity and applications will be an enabling lever.

Source: Frost & Sullivan

Overview of Key Development Spotlights in Capital Market

Market Outlook – Pulp and Paper

Pulp and Paper

- **Bioenergy, Recycling, and New Technologies to Decarbonize Pulp Production**

Estimated Investment to Achieve Decarbonization in the Pulp and Paper Industry in Europe, 2020-2050E



€ Billion

Year	2020	2025	2030	2040	2050
Value	1.2	3.3	6.3	14.9	24.4

- To meet its share of global climate goals, the pulp production industry is actively transitioning towards low-carbon operations through multiple strategies. A top priority is reducing fossil fuel dependence by expanding bioenergy, already comprising 40% of the energy mix from pulp byproducts like black liquor, to 45-50% by 2030. Companies are also working to utilize other renewable sources such as solar thermal and biogas. Increasing the proportion of recycled pulp, currently over half of production, to 60% by 2030 brings energy and emissions savings versus primary pulp. However, recycled pulp now relies more on fossil fuels, so switching to renewables is also crucial. Adopting emerging technologies like industrial heat pumps, bio-pulping, and reduced-moisture pulp drying methods can significantly improve efficiency and reduce thermal demand. Process innovations to enable waterless pulp production could revolutionize energy needs. Though substantial investments are required, pilots of breakthrough technologies demonstrate the sector's commitment to pioneering solutions for deep decarbonization. For example, the European pulp and paper industry is projected to ramp up investments from €1.2 billion in 2020 to €24.4 billion by 2025 to achieve decarbonization goals. With collaborative efforts on R&D, financing, supportive policies, and widespread adoption of the best available technologies, the global pulp industry can transform itself to achieve net-zero emissions while meeting the world's pulp needs.

Source: Frost & Sullivan

Agenda

1 Overview of Macroeconomic Environment

2 Overview of Key Development Spotlights in Capital Market

3 **Overview of Global Maritime Shipping Market**

4 Competitive Landscape of Global Maritime Shipping Market

5 Overview of Traditional Pulping and Seaborne-Pulping Market

6 Competitive Landscape of Seaborne-Pulping Market

7 Appendix

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Definition and Classification (1/3)

Definition

➤ According to Organisation for Economic Co-operation and Development (OECD), maritime shipping refers to any movement of goods and/or passengers using seagoing vessels on voyages which are undertaken wholly or partly at sea. The transport includes one port transport which are movements of goods shipped to offshore installations, or for dumping at sea, or reclaimed from the sea bed and unload in ports and fluvio- ocean movements of goods by seagoing vessels.

➤ The group is primarily engaged in the provision of maritime shipping services such as shipping and ship management with a focus on dry bulk carriers.

Classification by vessel type



Major vessels of maritime shipping industry

Bulk Carrier
It is a ship primarily used to transport dry cargoes, which are shipped in large quantities. The principal bulk cargoes are coal, iron ore, bauxite, phosphate, nitrate and grains such as wheat.

Oil tanker
It is a ship designed for the bulk transport of oil or its products. There are two basic types: crude tanker and product tanker. Crude carriers carry crude oil from the countries where the oil is extracted to the countries where the oil is refined into its products. Product tankers are often designed to be able to also carry chemical cargoes and this often requires special forms of construction and equipment such as the use of stainless steel in cargo tank construction, corrugated bulkheads and deep well pumps and more complex piping systems.

Container ship
It is a cargo ship that carries all of its load in truck-size shipping containers, in a technique called containerization.

Chemical tanker
It is a cargo ship constructed or adapted and used for the carriage of any liquid chemicals in bulk.

Source: Organisation for Economic Co-operation and Development , Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Definition and Classification(2/3)

Definition

- Maritime ship leasing services refer to the services provided by the ship's supply side (lessor) to the ship 's demand side (lessee) for the transfer of the right to use. The lessor of the ship collects periodic lease payments from the lessee. After the lease expires, the ownership of the ship is determined based on the specific leasing mode and the relevant agreement. The maritime ship leasing industry can be subdivided into bank-based, vendor-based, and third-party-based enterprises based on the various backgrounds of their controlling shareholders.

  1) Bank-backed leasing enterprises are predominantly financial leasing enterprises, reliant on bank funds and the number of outlets to occupy a dominant position, with a large number of credit information on customers and reduced financing costs.

  2) Vendor-backed companies are normally equipment manufacturers, and their business is centered on manufacturers and upstream and downstream clients, with customer resources and technical advantages within the system.

  3) Independent third-party leasing enterprises have the advantage of autonomy and flexibility, and have greater autonomy and choice of space in the selection of customers and the selection of suppliers; however, the majority of its customers are small and medium-sized businesses, and face single channel financing, limited business options, and a weak exit mechanism, among other issues.




Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Definition and Classification(3/3)

Classification by service type

- According to the service type, the ship leasing services can be classified into financial leasing services and operating leasing services.

Ship Financial Leasing Services

- Ship financial leasing services refer to service whereby the lessor purchases ships from ship yards and renting them to the lessee according to the lessee's specific requirements and choice of ship yard. According to the financial leasing agreement, the lessee pays periodic lease payments. During the lease term, the ownership of the ship belongs to the lessor. Upon expiration of the lease term, upon full lease payment and the fulfillment of the full obligations under the financial leasing agreement by the lessee, the ownership of the ship is transferred to the lessee. Depending on whether the leased ship assets are from the lessee or not, ship financial leasing services can be divided into two modes, namely direct finance lease and sale-and-leaseback. Direct finance lease transaction is as described above. Sale-and-leaseback is a model whereby the lessee sells the ship to the lessor and the lessor then leases it back in return for periodic lease payment.

Ship Operating Leasing Services

- Ship operating leasing services refer to services whereby the lessor selects the ship based on the market demand and leases it to the lessee. Generally, the ownership of the ship is held by the lessor during the lease term and after its. The lessee pays lease payment on a regular basis.
- Ship operating leasing services can be further divided into bareboat charter and time charter. In a bareboat charter, the lessor provides the ship and the lessee is responsible for the employment of the crew as well as the operation and management of the vessel; whereas in a time charter, the lessor rents the ship to the lessee for usage for a specified period of time, and the lessor undertakes the expense of the crew employment and ship management.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Value Chain Analysis (1/2)


Value chain of Maritime Shipping Industry
Upstream
Midstream
Downstream
Petrochemical suppliers
Supply of fuel for vessel use
Shipbuilders
Supply of vessel
Shipping ports
Venue for vessels to load and discharge cargo
Ship management companies
Supply of ship management service
Shipbuilding supervisors
Supply of supervision service for shipbuilding
Crew agencies
Supply of agency services for crew recruitment
Classification societies
Supply of regulatory services for the industry
Shipping-related services providers (e.g. insurance, repair and maintenance, ship surveying, finance leasing companies
Supply of related services
Shipbrokers
Vessel owners
Supply of vessel or shipping service
Vessel charterers and ship operator companies
Supply of shipping service
Customers from various industries
Demand for diversified products transported with shipping service
denotes the roles undertaken by the Group

Source: Frost & Sullivan

Overview of Global Maritime Shipping Market

Value Chain Analysis (2/2)

- The maritime shipping industry value chain consists of three key segments - upstream suppliers, midstream shipowners/operators, and downstream customers across a vast array of industries.

- The upstream side of the chain comprises suppliers that provide the foundational goods and services to enable maritime shipping activities. This includes shipyards and engineering firms that construct and maintain vessels, manufacturers providing engines, navigation equipment, and other shipping technology, providers of crew management and training services, port operators, bunkering companies delivering fuel and lubricants, and ship management firms that handle operational and technical management for shipowner's fleets.

- The midstream segment is comprised of the shipowners and operators that own, lease or charter vessels to undertake maritime shipping and transportation. Large shipowners like Maersk and CMA CGM manage and operate their own diversified fleets of cargo ships, tankers, and container vessels. Smaller shipowners often outsource operational and technical ship management to upstream specialists to cost-effectively manage their vessels. Midstream players lease shipping capacity in the form of chartered vessels or space on ships to serve downstream customers.

- The downstream segment consists of the end customers across industries that utilize maritime shipping services to transport vital raw materials and finished products. Key downstream sectors dependent on sea transport include agriculture, mining, manufacturing, chemicals, oil and gas, construction, and retail/wholesale distribution. Each sector has distinct shipping requirements in terms of cargo types, volumes and routes. This drives demand for tailored shipping capacity provided by midstream companies operating different vessel types like dry bulk carriers, tankers, and container ships that can meet the needs of diverse industry shippers.

- In summary, the maritime value chain is characterized by upstream capacity and service providers, midstream ship operators fulfilling sea transportation demands, and downstream entities across many industries reliant on cost-effective sea cargo transport for business operations.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market size of Global Maritime Shipping Industry - Global Maritime Shipping Market

Market size of Global Maritime Shipping Industry in terms of Total Fleet Carrying Capacity by Vessel Type, 2018-2027E



CAGR	2018-2022	2023E-2027E
Bulk carriers	3.5%	3.5%
Oil tankers	2.8%	2.9%
Containerships	3.6%	2.8%
General cargo	1.6%	2.4%
Others	3.7%	1.0%
Total	**3.3%**	**2.9%**

Million DWT

Legend: Others, General cargo, Containerships, Oil tankers, Bulk carriers

Year	Bulk carriers	Oil tankers	Containerships	General cargo	Others	Total
2018	822.9	563.2	253.6	74.0	218.0	1,931.7
2019	846.5	568.0	266.1	74.0	226.9	1,981.5
2020	879.7	601.3	275.0		238.7	2,071.6
2021	913.0	619.1	281.8		242.9	2,133.6
2022	946.1	629.0	292.4		251.7	2,198.0
2023E	980.2	647.2	300.3		254.2	2,262.7
2024E	1,015.4	666.0	308.7		256.9	2,329.7
2025E	1,050.9	685.3	317.4		259.3	2,397.7
2026E	1,087.8	705.1	326.3	86.7	262.1	2,468.0
2027E	1,124.8	725.6	335.4	88.8	264.7	2,539.3

Note: Deadweight tonnage (DWT) is a measurement of weight carrying capacity of a ship and exclude the weight of the ship itself. The market size excludes ships with below 100 gross tonnage.

- The global maritime shipping industry has experienced considerable growth over recent years in all segments in terms of the total carrying capacity, mainly due to the increasing maritime trade volume and corresponding demand for marine transportation. The total market size increased from 1,931.7 million DWT in 2018 to 2,198.0 million DWT in 2022, representing a CAGR of 3.3% during the period. As the global maritime trade activities recovers from the COVID-19 pandemic and continues to grow, the market size of the maritime shipping industry is forecasted to increase to 2,539.3 million DWT in 2027, representing a CAGR of 2.9% from 2023 to 2027.

Source: UNCTAD, Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Trading Volume of Global Bulk Carriers - Global Maritime Shipping Market



Total Trading Volume of Global Bulk Carriers, 2018-2027E

	2018-2022	2023E-2027E
CAGR	0.5%	0.7%

Million tonnes

Year	Value
2018	5,230.1
2019	5,253.1
2020	5,148.1
2021	5,367.4
2022	5,327.4
2023E	5,338.1
2024E	5,370.1
2025E	5,407.7
2026E	5,445.6
2027E	5,483.7

- The global seaborne trading volume of major dry bulk commodities like iron ore, coal, and grains reached approximately 5.230.1 million metric tons in 2018, after years of steady growth. However, the onset of the COVID-19 pandemic in early 2020 led to a contraction in dry bulk shipping and global trade volumes, Lockdowns and economic uncertainty caused a year-on-year decline of 2.0% in total trading volume of global bulk carriers in 2020. This drop in demand for dry bulk carrier shipping capacity had effects across related upstream and downstream industries relying on the shipment of raw materials and unfinished goods. The total trading volume of global bulk carriers have recovered robustly over 2021 and 2022 subsequent to ease of logistics restrictions and as infrastructure investment and construction activity picked up pace in 2021. Overall, the total trading volume of global bulk carriers has grown at a CAGR of approximately 0.5% during 2018 to 2022, and is expected grow at a CAGR of approximately 0.7% during 2023 to 2027.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market
Market Drivers and Trends (1/2) - Global Maritime Shipping Market

Economic Growth and booming demand for seaborne trade

> Economic growth and globalization are major drivers of demand for maritime shipping as international trade volumes increase when the world economy expands. More raw materials, components, and finished products need to be transported long distances by sea to serve global supply chains. More raw materials, components, and finished products are needed to be transported long distances by sea to serve global supply chains. Globalization and trade liberalization have also enabled countries to specialize and engage in more cross-border manufacturing supply chains. Further, the outbreak of the COVID-19 demonstrated the interconnectedness of the global economy, as supply chain bottlenecks for commodities, intermediate, and consumer goods quickly rippled worldwide. While maritime shipping volumes dipped in early 2020 during lockdowns, transport demand proved resilient and rebounded firmly as economic activity picked up in 2021 and 2022, where both container liners, bulk carriers and general cargo all boomed during these two years.

Global energy demand

> Major energy commodities like crude oil, petroleum products, liquefied natural gas (LNG), and coal rely heavily on general cargo vessels for long-distance seaborne transportation and the global demand for fossil fuel energy sources is a major factor spurring demand for general cargo vessels. The LNG shipping market is also expanding rapidly, with LNG trade projected to grow. Ongoing growth in fossil fuel trade volumes will mean more demand for the general cargo ships tailored to transporting these energy commodities long distances - whether giant oil and bulk carriers or smaller product tankers and OBO ships. Energy trends will continue shaping maritime trade flows and general cargo shipping demand.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market Drivers and Trends (2/2) - Global Maritime Shipping Market

Expedite port infrastructure development

- ➢ Investments in port infrastructure, intermodal networks, and distribution facilities help facilitate trade growth and provide opportunities for general cargo shipping. Upgrades like new breakbulk terminals, berths, and storage facilities allow ports to handle diverse cargoes from project equipment to steel coils more efficiently. Projects directly benefit tramp shipping activities, allowing general cargo ships to load/unload cargoes rapidly. Investments in road and rail connectivity also help shippers transport heavy or oddly shaped breakbulk cargo over land to/from ports. Accordingly, infrastructure development will continue to spur associated demand for global maritime shipping market especially multipurpose ships, ro-ro vessels, and other general cargo carriers that provide import/export transport solutions for cargo not suited to containers.

Technological advancement in vessels and maritime transportation

- ➢ Technological improvements in cargo handling, vessel design, and operations are enabling general cargo ships to transport breakbulk more efficiently. Newer multipurpose vessels feature modern hydraulic cranes and ramps that can quickly load diverse cargoes as well as tween decks that provide greater height for oversized project cargo. Advancements in ro-ro technology allow faster loading/unloading of vehicles, machinery and other roll-on/roll-off freight. General cargo ships are also adopting automation, connectivity, and digitization to optimize navigation, cargo stowage, and fleet management, incorporating also technologies such as electronic data interchange and GPS tracking give shippers better cargo visibility. Overall, tech innovations allow general cargo carriers to provide higher capacity, flexibility, reliability and visibility for transporting breakbulk goods. As global breakbulk like steel, forest products and heavy equipment continues growing, technical enhancements help general cargo fleets meet this rising demand through faster turnarounds and more efficient transportation.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Opportunities - Global Maritime Shipping Market

Rising awareness on sustainability

➢ The maritime shipping industry is facing increasing pressure to reduce its environmental impact and greenhouse gas emissions. Studies indicate that global shipping accounts for nearly 3% of total greenhouse gas output. In light of growing public environmental awareness and global initiatives to mitigate climate change, the industry is taking steps towards decarbonization. For example, new International Maritime Organization (IMO) rules that took effect January 1, 2020 limit the sulfur content in ship fuel oil to 0.5% m/m, down from 3.5% previously. This "IMO 2020" regulation aims to improve air quality and protect the environment. Additionally, 173 IMO member nations have adopted a strategy to cut shipping's carbon emissions by at least 50% by 2050, aligning with the Paris Agreement. Upcoming IMO measures will require all ships to calculate an Energy Efficiency Existing Ship Index and annual carbon intensity indicator. The carbon intensity rating links emissions to cargo carried and distances traveled. These new regulations will further encourage sustainability efforts and emission reductions across the maritime shipping sector.

Importance of emerging markets

➢ Emerging economies represent a major growth avenue for general cargo vessels that transport breakbulk goods not suited to containerization. Developing nations in Asia, Africa, the Middle East, and South America are rapidly building infrastructure and urban centers, driving demand for imported machinery, steel, and heavy equipment. As these countries continue investing in roads, ports, energy projects, manufacturing, and housing, they will generate considerable trade volumes of construction materials, project cargo, and specialty goods ideal for multipurpose ships, roll-on/roll-off vessels, and smaller bulk carriers. Unlike containerized finished products, these heavy bulk commodities and irregularly sized pieces often require specialized handling and stowage. With lower levels of container penetration, emerging markets continue to rely more on breakbulk general cargo transport, especially during their growth phases. As such, general cargo shipping firms play an integral role in enabling developing nations to meet infrastructure and economic expansion goals through delivery of essential imported project, equipment and raw materials.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Challenges - Global Maritime Shipping Market

Supply chain distruption and port congestion

➤ The maritime shipping industry has faced significant supply chain disruptions and port congestion issues in recent years, posing hurdles for general cargo transport. The COVID-19 pandemic caused labor shortages and delays at cargo terminals worldwide, slowing vessel turnaround times. Once bottlenecks formed, congestion quickly rippled through supply chains due to a lack of slack and coordination across transport modes. The situation has been exacerbated by surges in consumer demand, uneven trading volumes between routes, and recurring lockdowns in China. With general cargo ships operating tramp routes between multiple ports, they are vulnerable to port congestion and associated delays in loading and unloading breakbulk goods, outsized project cargoes, vehicles, and other specialty freight not suited to containers.

Changing Trade and Geopolitical Climates

➤ The overall development of the maritime shipping industry largely depends on the global maritime trade, which in turn is affected by geopolitical, economic, and trade policy. For instance, inward-looking policies and rising protectionist sentiment in recent years could undermine global economic growth and restrict or shift trade flows. The recent trade dispute between China and Australia has caused disruption in the supply of raw materials and affected the shipping arrangement especially for bulk carriers.

Labour Shortage

➤ One of the major challenges for the maritime shipping industry is labour shortage and aging workforce. Due to the tough condition onboard and other wellbeing concerns, the maritime shipping industry has always been hard to recruit and retain workers. The local government, industry leaders and educators are working to encourage more young people to join the industry, for example, the PRC government have established guidelines and frameworks on the training and education of sailors and optimise the onboard environment.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market Size - Global Maritime Shipping Rental Market



Market Size of Global Maritime Ship Leasing Market by Revenue, 2018-2027E

	2018-2022	2023E-2027E
CAGR	11.1%	14.2%

Billion USD

- As the development of global trade continues to drive the growth in demand for shipping, which has led to the rapid expansion of the global ship leasing services industry in recent years, the market size in terms of revenue has continued to increase from approximately US$4.9 billion in 2018 to US$6.7 billion in 2022, with a CAGR of 11.1%. However, as a direct consequence of the COVID-19 pandemic, which slowed global trade and economic activity between 2020 and 2022, it led to a decrease in demand for shipping and excess capacity, resulting in a rise in ship vacancy rates and a consequent decrease in revenue growth.
- As the epidemic subsides, the global economy and commerce is expected to gradually recover beginning in 2022. Moreover, the future development of multipurpose and eco-friendly ships will also contribute to the expansion of the global ship leasing services market's revenue. By 2027, the market is anticipated to reach approximately USD 12.8 billion, expanding at a CAGR of 14.2%.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market Size – Asia Maritime Shipping Rental Market

Market Size of Maritime Ship Leasing Market by Revenue in Asia, 2018-2027E

	2018-2022	**2023E-2027E**
CAGR	7.5%	13.7%



Billion USD

- The ship leasing services industry in Asia has mirrored the global trend, experiencing significant growth driven by the expansion of regional trade and the corresponding need for shipping services. The Asian market has witnessed its size in terms of revenue escalate from US$1.5 billion in 2018 to US$2.0 billion in 2022, reflecting a CAGR of approximately 7.4%. The growth trajectory was temporarily impacted by the COVID-19 pandemic, which disrupted trade flows and economic activities between 2020 and 2022, causing a reduction in the demand for maritime shipping across the continent. with the abatement of the epidemic, there is an optimistic outlook for the regional economy and trade networks. The resumption of economic activities and trade is expected to spur a revival in the demand for shipping and, consequently, for ship leasing services starting from 2022 onwards. Additionally, the Asian market is poised to benefit from the global shift towards the deployment of multipurpose and environmentally friendly vessels. The Asian ship leasing services market is projected to reach a value of approximately US$3.7 billion by 2027, at an accelerated CAGR of 13.7% from 2023 to 2027

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market Drivers- Global Maritime Shipping Rental Market

Continuous Market Diversification Fueled By Robust Global Trade Demand

> Maritime transportation enables over 80% of global trade, directly driving shipping and ship leasing demand. The rise of emerging markets in Asia and Africa has further boosted trade volumes and shipping needs. Pent-up demand after COVID-19 disruptions is also propelling growth. With seaborne trade projected to expand at a 2.1% CAGR through 2027, ship leasing firms are diversifying to serve diverse customer segments and cargoes. They now offer expanded vessel types including eco-bulk carriers, ultra-large containerships, tankers, gas carriers and more. The sustained growth in international trade volumes requires greater shipping capacity, increasing demand for ship leasing services and driving continued diversification of the global market.

Ship Upgrading Empowered by Technological Advances

> In recent years, the global ship building industry has advanced the application of emerging technologies in the design, manufacture, equipment, and operation of standard ships for various routes and cargo types, providing shipping companies with greater efficiency and performance in areas including energy efficiency and cargo management, communication, navigation, and voyage planning, as well as traffic management and log management. The continuous upgrading of ships for various cargoes has made leasing new ships more cost-effective for shipping companies than retaining old ones and has also contributed to the growth of the ship leasing industry as a whole.

Ideal Economic Advantages

> Shipbuilding is a capital-intensive industry. Owning ships requires substantial upfront investments and long delivery times, posing risks and limiting shipping companies' financing capacity. Leasing provides an alternative model, enabling carriers to access vessels through regular payments rather than huge down payments. This allows more flexible capital allocation for operations versus asset ownership. Leasing also permits tailoring of capacity based on shipping cycles and market conditions, boosting profitability. The lease structure mitigates risks from long construction lead times and uncertainties. Ship leasing thereby provides economic benefits for both lessors and shipping companies seeking access to capacity without major capital outlay.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market Trends - Global Maritime Shipping Rental Market

Increasing demand for complex and eco-friendly ship charters

➢ With the implementation of environmental regulations, including the Poseidon Principles industry guidelines launched in 2019 and the MEPC80 meeting in July 2023, where countries agreed to a timetable for net-zero decarbonization of the shipping industry, there is a clear need for energy-efficient design of newbuilds to reduce their carbon intensity. Therefore, it is anticipated to see rising demands for ships powered by renewable energy sources such as wind, solar, and LNG that will encourage charterers to accelerate the adoption of green ships. In addition, the increasing use of renewable energy will also boost the demand for high-end ship types, including offshore wind installation ships, walk-behinds, wind farm operation, and maintenance ships, other offshore wind farm construction ships, and wind farm support and survey ships.

Digitalization of business and Intelligent management

➢ In recent years, with the continuous development of modern information, communication, artificial intelligence, and other high technologies, an increasing number of shipping rental companies around the world have adopted digital management, such as integrating enterprise resource planning (ERP) and customer relationship management (CRM) systems into their day-to-day management operations. By incorporating information regarding customers, invoices, inventory, and human resources onto a unified digital platform, shipping rental companies can obtain a comprehensive, real-time view of their business. Large, well-capitalized shipping rental companies are at the forefront of digital transformation to achieve cost reductions and efficiencies, enhance customer service, and realize strategic planning supported by in-depth data analytics. In addition, as IoT, big data, and 5G technologies continue to develop, advanced technology is anticipated to be deeply integrated into port support, operational services, and safety monitoring, etc. Consequently, the entire shipping industry will progressively transition from digitalization to intelligence, and industry participants, including ship leasing companies, are expected to actively promote the intelligent upgrading of their management and operation in order to strengthen their competitiveness. Consequently, such trend will also encourage more businesses to prioritize leasing service providers with intelligent management.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market Challenges - Global Maritime Shipping Rental Market

Uncertainties of global macro-economy and market conditions

> The growth of the global ship leasing industry is largely influenced by the macroeconomic climate and market conditions which are swiftly changing and diverse, for instance, a slowdown in global economic growth during the COVID-19 pandemic has led to a decline in global trade activity that lowers capacity demand. In addition, the occurrence of a global financial or credit crisis and geopolitical uncertainty may result in fluctuations in interest rates, exchange rates, and financing costs, thereby increasing the lessee's default risk and financing costs, nonetheless, decreasing ship charters' profitability and expansion needs. Moreover, fluctuations in crude oil prices will directly increase shipping costs, which may result in a decrease in supply on the ship leasing market and a rise in leasing prices. Consequently, the unpredictability of the global macroeconomy presents obstacles to the growth of the global ship leasing market.

Stringent Environmental Regulations and Obligations

> The global ship leasing market is under increasing regulatory and environmental pressure. For instance, the International Maritime Organization (IMO) has enacted a series of environmental regulations mandating that ships reduce emissions and increase energy efficiency. The implementation of these regulations has necessitated that ship leasing companies invest in ships that are more environmentally favorable and energy efficient, leading to a substantial increase in costs. In addition, certain nations and regions have implemented stricter restrictions where ships that are below standard will be sped up or slowed down. Consequently, ship leasing companies must confront regulatory compliance investments and operations, as well as find sustainable business models to adapt to increasingly stringent regulations and environmental pressures. However, the majority of ship leasing companies are still confronted with the problem of insufficient medium- and long-term capital sources and fewer financing options, which creates certain difficulties in replacing aging ships or acquiring environmentally friendly ships, thereby threatening their market competitiveness.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market Size - Global Vessel Management Services Market

Market Size of Global Vessel Management Services Industry by Revenue, 2018-2027E



Billion USD

CAGR	2018-2022	2023E-2027E
CAGR	5.9%	3.9%

- Vessel Management services involve the everyday operations of ships, technical oversight, crew administration, maintenance and repair tasks, and handling necessary certification and documentation as per maritime laws and guidelines for vessels owned by third parties. Owners of small to medium-sized fleets frequently utilize these services for effective cost management.

- The global market size of Vessel Management saw an increase from USD 5.4 billion in 2018 to USD 6.8 billion in 2022, reflecting a CAGR of 5.9%. This growth has been fueled by factors such as the growing need for compliance, a rising demand for professional services, and a heightened focus on core competencies. As the maritime shipping market continues to expand, the global market for Vessel Management is projected to experience a CAGR of 3.9% from 2023 to 2027.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market Size - Global Vessel Management Services Market

Market Size of Vessel Management Services Industry by Revenue in Asia, 2018-2027E



	2018-2022	2023E-2027E
CAGR	5.3%	3.7%

Billion USD

- In Asia, the Vessel Management industry has shown a robust growth trajectory, reflecting the region's increasing influence in the global maritime sector. The market size for Asia's Vessel Management services has witnessed a rise from USD 1.7 billion in 2018 to USD 2.1 billion in 2023, demonstrating a CAGR of approximately 4.3%, attributable to the burgeoning necessity for specialized management services as regional ship owners, particularly those with small to medium-sized fleets, seek cost efficiencies and expertise in the face of evolving compliance requirements and operational complexities. With the maritime industry in Asia expected to continue its upward trend, the market for Vessel Management services is anticipated to maintain its growth momentum. Projections indicate that by 2027, the Asian market will reach a valuation of approximately USD 2.6 billion, expanding at a CAGR of 3.7% from 2023 to 2027. This forecasted growth underscores the sustained demand for Vessel Management services in the region, as shipowners increasingly recognize the value of partnering with professional management firms to enhance operational efficiency, ensure regulatory compliance, and achieve cost-effective fleet operations.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market Drivers and Trends – Global Vessel Management Services Market

Increasing compliance requirements

- ➢ As compliance requirements continue to ramp up, many shipping companies find it crucial to adopt an integrated fleet management system to maintain their competitiveness in the market. For instance, a global mandate has reduced the maximum sulphur content in marine fuel from 3.5% to a mere 0.5% since 1 January 2020. To adhere to these regulations, shipowners tend to lean on the expertise of professional third-party ship managers. Their counsel can guide decisions on appropriate marine fuels and ship engines, as well as planning the investment transition timeline to ensure optimal cost savings. Moreover, the International Maritime Organization (IMO) is introducing new requirements for the Carbon Intensity Index and the Energy Efficiency Existing Ships Index, effective from 1 January 2023. Compliance with these new directives necessitates technical ship design and strategic planning of shipping routes. The maritime shipping industry is subject to various international, national, and local regulations. Keeping up with these regulatory complexities can be challenging and time-consuming for ship-owners. Third-party managers with their expertise can ensure compliance with these regulations.

Demand for professional services

- ➢ As the demand for sophisticated shipping services grows, the necessity for engaging professional third-party shipping service providers becomes increasingly apparent. These providers offer a comprehensive array of services, including crew provisioning, dry-docking, supply management, regulatory compliance, and maintenance. Vessel Management services possess the specialist knowledge and experience to tackle a variety of operational, technical, and regulatory challenges. Such expertise might not be readily available in-house for many ship-owners, especially those with smaller fleets. Teams of experts in Vessel Management span a broad range of technical skills, from engine upkeep to navigation systems. They are adept in the best practices for ship operations and maintenance, leading to operations that are both more efficient and safer. Furthermore, the shipping industry is governed by a multitude of international and national regulations. Third-party ship managers generally have extensive experience navigating these rules and can assist in ensuring compliance, thereby protecting ship owners from potential legal issues and fines.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Market Drivers and Trends – Global Vessel Management Services Market

Focus on core competencies

> Adopting a strategic focus on core competencies allows a company to invest its resources in areas where it excels and can gain a competitive edge. Within the shipping sector, these competencies may involve aspects such as cultivating customer relationships, planning routes, and managing cargo. To fully concentrate on these competencies, many companies outsource non-core functions, like ship management, to third-party service providers. Outsourcing ship management offers companies the advantage of avoiding the overhead costs associated with retaining an in-house team, encompassing salaries, benefits, and ongoing expenses for training and certification to meet industry standards and regulations. Vessel Management service providers bring a wide range of expertise and resources to the table. Developing these in-house may not be cost-effective for many companies. Such expertise can span across diverse areas from technical maintenance skills to an understanding of international maritime regulations. Another driving factor for employing third-party management services is the enhanced flexibility it provides. Companies can scale their operations up or down as required, without the necessity to recruit or dismiss staff, making it a practical and efficient solution.

Trends in digitalisation

> Ship management services are increasingly embracing digitalization, incorporating advanced data analytics to enable predictive maintenance, remote monitoring of ship operations, and the utilization of digital tools for crew management and training. By collecting and analyzing extensive data sets, significant benefits can be achieved, including predictive maintenance, cost reduction, and enhanced efficiency. For instance, through the analysis of data obtained from onboard sensors, managers can anticipate component failures and schedule timely maintenance to prevent operational disruptions. Moreover, digital technologies facilitate the remote monitoring and control of ship systems, leading to improved safety, efficiency, and prompt response to emerging issues. The adoption of automated systems, such as automated navigation and cargo handling, streamlines routine tasks, minimizes human errors, and enables the crew to focus on more intricate responsibilities.

Source: Frost & Sullivan

FROST & SULLIVAN

Agenda

1	Overview of Macroeconomic Environment

2	Overview of Key Development Spotlights in Capital Market

3	Overview of Global Maritime Shipping Market

4	**Competitive Landscape of Global Maritime Shipping Market**

5	Overview of Traditional Pulping and Seaborne-Pulping Market

6	Competitive Landscape of Seaborne-Pulping Market

7	Appendix

FROST & SULLIVAN

Competitive Landscape

Ranking of Global Maritime Shipping Leasing Market

➢ **Below demonstrate the ranking in traditional business segment of the maritime shipping industry. For further information on the Group's sea-based maritime decarbonization bio-pulping market, please refer to the later section.**

➢ The ship leasing industry is relatively fragmented on a global scale. By the end of 2022, there were approximately 450 ship leasing companies offering a variety of ship leasing services. The majority of the leased vessels are bulk carriers, container ships, and tankers. In terms of the market players, as bank-based leasing companies are supported by their parent companies and have access to a greater variety of financing channels, they can better satisfy the substantial capital requirements. Therefore, bank-based leasing companies have long dominated the global ship leasing market due to their capital advantages. On the other hand, non-banking ship leasing companies, including vendor-backed companies, usually have professional expertise, industrial resources, and market brand advantages, allowing them to closely monitor market changes, dynamically modify the proportion of ship placement, and optimize the proportion of ships.

➢ In 2022, there were approximately 150 companies in the global non-banking ship leasing services industry, with CSSC (Hong Kong) Shipping Company Limited ranking first in terms of revenue with a 6.1% market share. COSCO SHIPPING Development Co., Ltd. ranked second and held roughly 5.3% of the market share. In 2022, AVIC International Leasing Co., Ltd. ranked third with an approximate 2.9% market share. The global top three non-banking ship leasing companies were all based in China and accounted for a total market share of 14.3% in terms of revenue in the overall global ship leasing market.

Ranking of Non-Banking Ship Leasing Companies by Revenue in the Globe, 2022

Rank	Market participants	Estimated revenue in 2022 (Million USD)	Estimated market share in 2022 (%)
1	CSSC (Hong Kong) Shipping Company Limited	409.4	6.1%
2	COSCO SHIPPING Development Co., Ltd.	358.2	5.3%
3	AVIC International Leasing Co., Ltd.	191.3	2.9%
	Sub-total	958.9	14.3%
	Total	**6,700.0**	**100%**

Note: Data are as of December 31, 2022

Source: Frost & Sullivan

FROST & SULLIVAN

Competitive Landscape

Ranking of Global Dry Bulk Shipping Market

➢ The dry bulk shipping market is relatively fragmented with the top three market participants accounting for 8.3% market share by weight carrying capacity in 2022.

Leading Dry Bulk Shipping Companies by Weight Carrying Capacity in the Globe, 2022

Market Participants	Fleet Size (Number of Vessels)	Weight Carrying Capacity (Million DWT)	Market Share by Weight Carrying Capacity
China COSCO Shipping Corporation Limited	426	44.5	4.7%
China Merchants Group	107	20.2	2.1%
Star Bulk Carriers Corporation	121	13.4	1.4%
Subtotal	654	78.1	8.3%
Total	13,000	946.1	100.0%

Note: The fleet size includes the vessels chartered-in and self-owned.

➢ The Vessel Management services market is relatively consolidated with the top three market participants accounting for 16.8% of market share by number of ships managed.

Leading Vessel Management Services Provider by Fleet Size Managed in the Globe, 2022

Market Participants	Fleet Size (No. of Vessels)	Market Share
V.Group Holdings Limited	1,000	7.1%
Anglo-Eastern Group	700	5.0%
Bernhard Schulte GmbH & Co. KG	650	4.6%
Subtotal	2,350	16.8%
Total	14000	100.0%

Source: Frost & Sullivan

FROST & SULLIVAN

Competitive Landscape
Traditional Business Model vs Innovation

Traditional Business Model and Market Dynamic

➤ **The traditional global maritime shipping industry has historically been an competitive sector dominated by a handful of large players. Underpinning the strategies of most players is a focus on consolidating maritime assets and resources.**

➤ While the traditional model centered on fleet expansion, vessel acquisition, and enhancing economies of scale has been the cornerstone of the industry, there is growing recognition of the potential for further innovation, sustainability, and long-term value creation in the maritime shipping sector in terms of horizontal expansion. Such shift is driven by several factors, including the need to address environmental concerns and reduce the industry's carbon footprint, the increasing importance of technology in optimizing operations and supply chains, and the desire to create new revenue streams and business models that can withstand market fluctuations and changing customer demands. As a result, companies that prioritize innovation, sustainability, and long-term value creation are likely to be better positioned for success in the evolving maritime landscape.

➤ Major incumbent firms include ship leasing companies that own and lease out vessels such as CSSC (Hong Kong) Shipping Company Limited, COSCO SHIPPING, AVIC, shipping liners which are mainly container liners and dry bulk carrier groups such as Evergreen Marine, Costco, China Merchants that focus on freight transportation and logistics, and Vessel Management services providers like V-Group that offer technical and crew management.

➤ These companies have traditionally competed on scale, routes, and pricing leverage. Ship leasing firms battle to expand fleets and gain bargaining power over charter rates. Shipping liners fight for capacity, port access, and bookings share on critical trade lanes. Ship management firms vie to sign on more vessels under their operational oversight.

Source: Frost & Sullivan

FROST & SULLIVAN

Competitive Landscape

Traditional Business Model vs Innovation

Innovative Pioneering Ocean Factory Approach

➢ **The Group is pioneering this innovative business model and staking out an advantage based on differentiated capabilities beyond conventional maritime cost and capacity factors. With its future-ready approach, the Group has set itself apart from incumbent players and traditional thinking in the maritime industry.**

➢ Intercont Group has established a strong position in the maritime industry through its portfolio of shipping service subsidiaries including Max Bright, Top Moral, Top Creation, Top Legend and Top Wisdom. These subsidiaries operate traditional maritime businesses focused on chartering business and vessel management service.

➢ Unlike incumbent shipping companies, Intercont is pioneering an innovative ocean factory model through its Openwindow subsidiary. Openwindow's vessels will be equipped with biomass processing and pulp production capabilities, converting raw materials into bio-pulp during voyages. Such solutions-focused model brings manufacturing onboard by leveraging underutilized ship capacity.

➢ While the shipping subsidiaries compete effectively today based on conventional factors like freight rates, flexibility and reliability, Intercont's future focus is on unlocking new revenue streams through Openwindow's on-board manufacturing and sale of sustainable bio-pulp. By repurposing ships as ocean factories, the Group achieves the dual benefits of lower emissions through enhanced resource use and new profit pools from value-added production. The ocean factory model represents a paradigm shift driven by digitization and sustainability. Overall, Intercont's core shipping services businesses provide a solid foundation and industry expertise, while it aims to transition towards being an innovative leader in converting ships from just transportation vessels into smart, connected manufacturing platforms through its Openwindow subsidiary.

Source: Frost & Sullivan

FROST & SULLIVAN

Agenda

1 Overview of Macroeconomic Environment

2 Overview of Key Development Spotlights in Capital Market

3 Overview of Global Maritime Shipping Market

4 Competitive Landscape of Global Maritime Shipping Market

5 **Overview of Traditional Pulping and Seaborne-Pulping Market**

6 Competitive Landscape of Seaborne-Pulping Market

7 Appendix

FROST *&* SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Introduction of Traditional Pulping

Traditional Pulping and Bio-pulping

- Traditional pulping refers to the conventional methods of separating cellulose fibers from wood to produce pulp for papermaking. The most common traditional pulping processes are mechanical pulping and chemical pulping. Mechanical Pulping involves grinding logs and wood chips against an abrasive stone to physically separate the wood fibers. Chemical pulping uses a chemical solution to break down the lignin that binds the cellulose fibers together in wood.

- Bio-pulping is an alternative pulping process that uses enzymes or fungi to break down lignin and separate cellulose fibers in wood. It serves as a more environmentally sustainable approach compared to traditional chemical pulping. Bio-pulping provides environmental and efficiency advantages including reduced chemical and energy use, higher pulp yield, lower costs, and decreased environmental impact by utilizing natural fungi or enzymes to pretreat wood chips and enhance delignification prior to chemical pulping stages.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Introduction of Traditional Pulping

Production Process of Traditional Pulping

➢ Below demonstrates an overview of the traditional pulp production process. The resulting paper pulp is then sent to paper mills to be made into various paper products through processes like stock preparation, paper machine forming, pressing, drying and finishing.

1 Wood Preparation

- *Logs are debarked and chipped into small pieces to facilitate pulping.*
- *Chips are screened to remove oversized and undersized chips.*
- *Chips may be pre-treated with heat or chemicals to soften lignin.*

2 Pulping

- *Mechanical pulping uses grinders to shred wood chips into fibrous pulp with high yield but more lignin.*
- *Chemical pulping cooks chips with chemicals to dissolve lignin and release cellulose fibers, resulting in stronger but lower yield pulp.*

3 Pulp Processing

- *Pulp is screened and cleaned to remove shives and impurities.*
- *Pulp may be bleached to increase brightness and whiteness. Chlorine-free bleaching agents are now used.*
- *Pulp is diluted with water to lower consistency for storage and transportation.*

4 Wastewater Treatment

- *Spent cooking liquors, wash water and bleaching effluents are treated to remove organics and recover chemicals.*
- *Biological and physicochemical processes remove lignin, resins, fibers, COD, BOD.*

5 Byproducts Utilization

- *Lignin and spent chemicals are recovered for heat generation or other applications.*
- *Bark and wood residues are burned to produce steam and power.*

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Introduction of Traditional Pulping

Upstream Raw Materials of Traditional Paper Pulping



Wood and wood chips

The primary raw material is wood from forests and plantations. Softwoods like pine, spruce, and fir or hardwoods like eucalyptus, aspen and birch are commonly used. Logs are debarked and chipped into uniform pieces to facilitate pulping. Chip size and quality affect pulp properties. Recycled Paper - Waste paper like old corrugated containers, newspapers,



Recycled Paper

Waste paper like old corrugated containers, newspapers, magazines and office paper is an important recycled fiber source.



Process Water and Energy

Large volumes of fresh water are used for pulping, screening, washing, and dilution. Besides, Wood biomass, natural gas, oil and coal are used to generate steam and electricity to run pulp mill equipment.



Process Chemicals

For chemical pulping, the main chemicals used are kraft liquor, sulfite liquor, caustic soda and other pulping additives.



Bleaching Agents

Bleaching agents like chlorine dioxide, oxygen, ozone and peroxides are used to increase pulp brightness.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Introduction of Traditional Pulping

Energy Use and Pollution Emissions of Traditional Paper Pulping

- **Energy Use**: Paper pulp production requires significant inputs of electrical and thermal energy. Electrical energy powers equipment such as chippers, screens, pumps, and material handling systems throughout the mill. Thermal energy, in the form of steam, is used to heat water and chemical cooking liquors to high temperatures required in pulping digesters and bleaching stages. Most pulp mills meet their energy needs by burning fuels like biomass, natural gas, oil or coal in on-site boilers. The steam generated runs the pulping and papermaking processes and excess steam heat can also be used to produce electricity through cogeneration systems, which allows many paper pulping mills to produce surplus power for sale externally. Maximum energy efficiency is achieved through heat recovery systems as well. The pulp and paper industry operates as a major producer of electrical energy worldwide due to its extensive on-site power generation while it also result in substantial pollution emissions.

- **Pollution Emissions:** The large energy demands of pulp mills also lead to several negative environmental impacts. Burning fuels like coal, oil, and wood in on-site boilers generates air emissions such as sulfur dioxide, nitrogen oxides, particulate matter, and other pollutants. Wastewater discharges contain organic compounds like lignin, tannins, and chlorinated organics as well as dissolved wood components and inorganic chemicals. This wastewater has high biochemical oxygen demand and causes color pollution in receiving waters. Modern pulp mills have installed extensive wastewater treatment systems and air emission control technologies to manage these pollution issues. However, some older mills still utilize outdated elemental chlorine bleaching processes that discharge organochlorines into receiving waters. Odors from process units including digesters, evaporators, and waste treatment can also be a nuisance for surrounding communities. Accordingly, environmental regulations have led to substantial improvements in the pulp and paper industry's pollution profile from past decades.



| Air Pollution | Wastewater Pollution | Solid Waste Pollution | Odor Pollution | Thermal Pollution |

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Introduction of Traditional Pulping

Pulp Form, Pulp Types and End Products of Traditional Paper Pulping

- Paper pulp is produced as a fibrous, wet slurry with individual cellulose fibers suspended in water. Fresh pulp directly from pulping contains about 4% fiber and 96% water. It is further diluted with water to a consistency below 2% fiber for storage and transportation. The diluted pulp has a liquid, slushy consistency that can be pumped through pipes and equipment. Pulp fibers are very small and color varies from brown to white depending on bleaching.



Pulp Types

Northern Bleached Softwood Kraft ("NBSK")

Made from coniferous woods like pine using kraft pulping. High strength pulp used for tissues, printing/writing papers

Bleached Eucalyptus Kraft Pulp ("BEKP")

Hardwood kraft pulp from eucalyptus. Used for fine papers, tissues, printing

Southern Bleached Softwood Kraft ("SBSK")

Softwood kraft pulp with high absorbency. Used for tissues, paperboards

Bleached Hardwood Kraft Pulp ("BHKP")

General use kraft pulp from mixed hardwoods. Used for printing, tissues, paperboards

Unbleached Kraft Pulp

Stronger than bleached, used for sack kraft, wrapping paper

Mechanical Pulp

High yield pulp from mechanical grinding/refining. Used for newsprint, paperboards

End Products

Printing & Writing Papers

Fine papers, newsprint, magazines, catalogs etc. Major pulp consumer

Tissue Papers

Toilet paper, facial tissue, paper towels etc. Require strong, absorbent pulp

Packaging Papers

Linerboard, corrugated medium, cartons, boxes. Require sturdy pulp

Specialty Papers

Cigarette, filter, decorative, release papers etc. Have specialized pulp needs

Source: Frost & Sullivan

Overview of Traditional Pulping and Seaborne-Pulping Market

Introduction of Traditional Pulping

Facilities Insights for Traditional Pulp Production

- The traditional pulp production processes at pulp mills require extensive infrastructure and systems for support. Major on-site power and steam generation facilities are needed to provide the immense energy demands, along with air and water pollution control equipment to treat emissions. Raw material storage facilities allow buffering of incoming wood chips, waste paper, and other inputs. Transportation fleets handle inbound deliveries and outbound product distribution. Local sales offices situated near paper mill customers and procurement offices near timber suppliers facilitate business interactions. Additional infrastructure includes water supply and treatment systems, maintenance shops, laboratories, and administrative offices. Below sets out the facility needed for pulp production.

- **Power, Steam, Energy, and Pollution Treatment Systems**
  - Pulp mills are intensive consumers of power and steam, necessitating robust and efficient energy generation and distribution systems. Typical mill might use a cogeneration power plant, which harnesses biomass such as wood waste to produce both steam and electricity. For instance, for a pulping mill with a production capacity of 500,000 tons per year, a power generation capability of approximately 50 MW could be expected. Steam plays a critical role in various stages of the pulping process, including the digestion, washing, and bleaching of pulp, as well as in drying and heating tasks throughout the facility.

  - In terms of pollution control, a pulp mill of a scale of 500,000 tons per year might emit around 250 to 300 tons of sulfur dioxide and 150 to 200 tons of nitrogen oxides annually. To address environmental concerns, pulp mills are equipped with pollution control technology. Air treatment systems might comprise components such as scrubbers and electrostatic precipitators to manage emissions of particulates and sulfur compounds, while water treatment typically involves multiple stages, including clarifiers and biological treatment systems, to ensure discharged water meets or exceeds regulatory standards. Solid waste management is also a crucial aspect, with by-products like sludge and ash needing proper disposal or recycling.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market
Introduction of Traditional Pulping

Facilities Insights for Traditional Pulp Production

- **Raw Material Storage Facilities, Waste Paper Collection Process, and Storage Points**
  - The storage and handling of raw materials are fundamental to the smooth operation of a pulp mill. A well-designed wood yard is necessary to accommodate the storage of logs and wood chips, which are the primary raw materials for pulp production. In general, the wood yard of a pulp mill typically spans over 80,000 meter square to 12,000 meter square, allowing the storage of approximately 20,000 to 30,000 tons of wood for about 2-3 days of mill operation.

  - If recycled fiber is part of the production process, the pulp mill would also need facilities for the collection, sorting, and storage of waste paper. This recycled material is often delivered in compressed bales, which are denser and require less space than wood chips. Efficient logistics are vital to ensure a consistent supply of waste paper to the mill, balancing the influx of recycled materials with the production demands. The storage density of recycled paper bales is roughly 500 to 600 kg/m³, and for a daily intake of 1,000 tons, a storage space of approximately 2,000 m³ is needed.

- **Transportation Fleet for Finished Product**
  - Once the pulp is produced, it needs to be transported to customers, which requires a well-organized transportation system. Depending on the location of the mill and its customers, this could involve a fleet of trucks, or the use of rail or shipping services. Therefore, the mill must have access to reliable transportation services and adequate loading facilities, which might also include specialized equipment for handling and securing the cargo. For instance, transporting the daily production of 1,500 tons of pulp requires a well-coordinated logistics operation, requiring trucks with a capacity of 25 tons each and the mill would need about 60 truckloads per day.

- **Support for Representative Offices at Key Supplier and Customer Locations**
  - To streamline the supply chain and maintain strong customer relations, pulp mills often establish representative offices in strategic locations and these offices are typically situated near key suppliers to facilitate the procurement of raw materials and ensure that supply lines are managed effectively. Conversely, offices located near major customers allow for improved sales and customer service, offering direct support and addressing any technical or product issues swiftly. These representative offices can also play a role in managing local regulations, ensuring compliance with environmental and trade laws, and fostering community relations. Proximity to the supply and demand centers not only reduces transportation costs but also enhances the mill's ability to respond quickly to market changes and customer needs, thereby providing a competitive edge in the industry.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Introduction of Sea-based Decarbonization Bio-pulping

Definition of Sea-based Decarbonization Bio-pulping

➢ Seaborne-Pulping in the paper pulping industry refers to the utilization of marine vessels, such as ships or tankers, to conduct bio-pulping process for the production of pulp used in papermaking. In such context, the business model is often referred to as "Ocean Factory", where transportation and manufacturing processes are highly integrated. Bio-pulping involves the use of biological agents, such as fungi or enzymes, to selectively degrade lignin and other components of wood or lignocellulosic materials, resulting in the separation of fibers for pulp production.

➢ In the context of Sea-based Decarbonization Bio-pulping, the marine vessel serves as a mobile processing facility where the bio-pulping process takes place. The vessel's storage space is utilized to load and transport the raw materials, which include wood chips, wood pulp, or other suitable lignocellulosic feedstocks. The vessel's existing equipment and infrastructure are leveraged for the bio-pulping process, with the addition of specific biological agents or enzymes to facilitate lignin degradation and fiber separation.

➢ The sea-based environment provides natural mixing and agitation through tidal and wave movements, which aids in the breakdown of lignin and enhances the bio-pulping process. The controlled temperature and anaerobic conditions within the vessel's processing space can be maintained to support the optimal growth and activity of the selected biological agents.



Adoption of the Ocean Factory Model

Bio-pulping Process

Source: Frost & Sullivan

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Overview of Traditional Pulping and Seaborne-Pulping Market

Synergies and Benefits (1/2)

Synergies and Core Competence of Sea-based Decarbonization Bio-pulping

Mobility: The mobility of ocean-going vessels provides maritime bio-pulping with immense flexibility compared to land-based pulping plants. Large cargo ships equipped with bio-pulping facilities can transport biomass feedstocks from global sources and produce pulp simultaneously as the vessel sails to destinations across the world. This eliminates the need for pulp mills to be built near plantations, allowing pulp production to happen offshore and closer to consumer markets. Ships can adjust routes and on-board pulp manufacturing capacities based on changing demand. The mobile nature of the bio-pulping factories enables dynamic production allocation, with the fleet dispatched to wherever raw materials and pulp needs are highest. This mobility also provides resilience against localized disruptions. Overall, the freedom to produce pulp anytime, anywhere across the vast oceans gives maritime bio-pulping unmatched agility. No longer restrained by fixed assets on land, the pulp supply chain can respond faster to market conditions for competitive advantage.

Highly eco-friendly and carbon neutrality: A key benefit of maritime bio-pulping is its potential to achieve carbon neutral pulp production through the use of biofuels, waste heat recovery, and renewable energy sources onboard ships. Unlike conventional land-based mills that rely heavily on fossil fuels, bio-pulping vessels can be powered by cleaner biofuel options that reduce carbon footprints. Waste heat captured from the ship's engines and onboard pulp manufacturing process can be recycled to meet energy needs. Solar, wind or ocean energy can also supplement power requirements sustainably. Furthermore, the closed-loop nature of the compact production environment on ships enables optimal energy efficiency. By leveraging these technologies, maritime bio-pulping eliminates greenhouse gas emissions and achieves carbon neutrality during ocean voyages - a major advantage over typical mill operations that contribute immensely to climate change. The carbon-free pulp enhances environmental branding as well.

Efficiency: Maritime bio-pulping allows pulp production at massive economies of scale difficult to achieve with land-based mills. The large capacity cargo ships used as mobile pulping platforms enable significantly higher pulp output per unit compared to traditional factories constrained by land availability. The ships also provide a self-contained production environment that lends itself to process optimization, material reuse, and tighter quality control. Since existing ships are repurposed, there is no need for new infrastructure investment. The onboard manufacturing also maximizes asset utility during transport. With bio-pulping, every ship already traversing the oceans can contribute to pulp supply. This greatly improves overall supply chain efficiency and asset utilization. Fewer vessels are needed to meet market demand. By leveraging the vast space and routes of ocean transit for pulp production, maritime bio-pulping substantially improves economies of scale and efficiency compared to land-based mills.

Source: Frost & Sullivan

51

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Overview of Traditional Pulping and Seaborne-Pulping Market
Synergies and Benefits (2/2)

Synergies and Core Competence of Sea-based Decarbonization Bio-pulping

Supply Chain Integration: Maritime bio-pulping enables tighter integration of the pulp supply chain by combining raw material transportation and pulp production on the same ships, which improves logistics efficiency as vessels can pick up feedstocks from global sources and convert them into pulp during voyages to consumer markets. Just-in-time pulp delivery is enabled by synchronizing manufacturing with shipments. Additionally, real-time monitoring of inventory and production allows dynamic adjustment of pulp output and routing to match demand. This superior supply chain coordination and responsiveness provides significant advantage over land-based mills with fragmented material sourcing and production.

Incorporation of Digitalization: Maritime bio-pulping leverages advanced digital technologies to enable data-driven optimization and automation of pulp production on ships. Sensors and control systems collect real-time process data across the mobile pulp mills, which has fed into AI platforms that continuously monitor key parameters and make automatic adjustments for peak efficiency. Operators onshore can also oversee operations remotely. Digital twin technology creates virtual models of the physical pulp manufacturing processes, allowing operators to simulate real-world conditions and preview outcomes digitally. Overall, digitalization gives maritime bio-pulping increased transparency, control, productivity and security across the fleet in ways not possible with conventional mills.

Potential cost savings: Seaborne-Pulping can potentially offer cost savings in terms of land expenses. Land-based bio-pulping operations can be limited by the high costs associated with acquiring and maintaining land for pulp production. Utilizing existing sea vessels, such as oil tankers or other suitable ships, for bio-pulping can reduce the need for expensive land investments and associated costs.

Market Differentiation: Adopting Seaborne-Pulping can differentiate a shipping company from its competitors. It allows them to position themselves as innovative and environmentally conscious partners in the paper industry. This differentiation can be advantageous when competing for contracts and partnerships with paper manufacturers who prioritize sustainable practices.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Value Chain


Upstream
Midstream
Downstream
Forestry companies
Waste management firms
Biotechnology companies
Maritime bio-pulping companies
Paper pulp
ESG investors/ funds
Pulp refining companies
Carbon trader/ broker
Paper and packaging companies

- Upstream, forestry companies and waste management firms supply the raw material inputs like wood chips and recycled paper waste to be processed into bio-pulp onboard ships. Agricultural cooperatives provide crop residues as feedstock. Biotech companies develop customized enzyme solutions to break down biomass for pulping.
- Midstream, innovative maritime firms such as the Group operate bio-refinery vessels equipped with pulping machinery to produce pulp during sea voyages. Investors support scaling of the novel ocean factories. Real-time data and automation enable efficient at-sea pulp production.
- Downstream, pulp refiners further process the crude bio-pulp into materials suited for paper, packaging, tissue, textile, and chemical companies as end-consumers. The eco-friendly pulp substitutes conventional pulp. Carbon traders also purchase credits generated by the firms pioneering decarbonized ocean pulping.
- This integrated value web centers sustainability across the chain. It provides cost-effective, decentralized bio-pulp production that de-risks supply for diverse downstream industries. The shared commitment to advancing renewable pulp unites upstream feedstock suppliers, midstream ocean factories, and downstream manufacturers in pioneering a greener pulp production system.

Source: Frost & Sullivan

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Overview of Traditional Pulping and Seaborne-Pulping Market

Introduction to Bio-Pulping



1 Feedstock Preparation	**2** Delignification	**3** Mechanical Refining
The biomass raw material like wood chips or agricultural residues is washed, sorted and pre-treated to make it suitable for bio-pulping.	It involves using white rot/brown rot fungi or cellulase enzymes to break down and dissolve away the lignin that binds the cellulose fibers in the biomass. The biological agents degrade and metabolize the lignin compounds selectively.	After the lignin is removed through bio-treatment, the biomass slurry undergoes mechanical grinding, refining and screening to further separate and purify the cellulose fibers.

4 Washing & Screening	**5** De-Watering & Drying	**6** Energy Recovery
The extracted bio-pulp is then washed thoroughly to remove residuals. Screening helps classify the bio-pulp fibers by size.	The washed bio-pulp is then de-watered and dried to increase the consistency and produce a final bio-pulp product for supply to paper mills and other users.	Excess biomass residues can be combusted to generate steam and electricity to power the energy needs of the bio-pulping process in a sustainable manner.

- Bio-pulping offers considerable benefits over conventional chemical pulping processes. By utilizing biological agents like fungi and enzymes for delignification instead of harsh chemicals, bio-pulping is far more sustainable and environmentally-friendly. It minimizes hazardous wastes, effluents and emissions that mills must otherwise treat. The use of natural biological systems also preserves the strength and integrity of cellulose fibers better than chemical processes which damage fibers. This enables higher quality pulp production. Furthermore, bio-pulping recovers up to 95% of the raw biomass as usable pulp, almost double the yield from chemical pulping. With higher yields and less processing energy required, bio-pulping also reduces costs significantly. The technology is versatile and can process diverse low-grade biomass wastes that are cheaper feedstocks than wood chips. Additionally, the bio-pulping process time is faster, taking just hours or days rather than weeks. Overall, bio-pulping provides an efficient, high-performing and sustainable pulping process with advantages from environmental, quality and economic standpoints. When combined with efficient mechanical separation, the targeted biological treatment unlocks immense value from biomass in a renewable manner.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market
Market Drivers and Trends

Surging Demand for Recycled Pulp

➢ Southeast Asian countries, such as Malaysia and Viet Nam, have banned the import of plastic scraps. In Thailand, all plastic waste imports will be banned from 1 January 2025, according to a Thai cabinet ruling issued on 21 February 2023. China's stricter environmental regulations and import ban on solid wastes including waste paper since 2021 has also led to surging demand for imported recycled pulp as an eco-friendly alternative raw material. With implementation of waste ban, paper manufacturers in Asia have to find substitutes, and imported recycled pulp made from waste paper has become an attractive option. The tariffs and procedures also favor recycled pulp imports. As environmental awareness rises, demand for recycled pulp in Asia and globally is projected to expand continuously. In 2022, China's consumption of recycled pulp amounted to more than 121.7 million tons, increased at a year-on-year rate of approximately 2% from 2021. With waste paper excluded from the world's largest paper producer market, recycled pulp producers need to expand capacities. Sea-based Decarbonization Bio-pulping, with its high efficiency, flexibility and sustainability, presents an innovative production model that can viably meet the growing recycled pulp demands. Accordingly, the policy-driven market shift and supply deficit provides a significant driver propelling Sea-based Decarbonization Bio-pulping.

Surge in Bio-pulping Adoption in Asia

➢ The rapid growth of biopulping in Asia is one of the key drivers for Sea-based Decarbonization Bio-pulping. Bio-pulping drastically reduces chemical usage and resulting effluent discharges, achieving near zero-emission clean pulping. Leading pulp manufacturing companies in the country have followed such trend. For instance, China Sunshine Paper Holdings Co Ltd has jointly developed with the Qilu University of Technology,and the Institute of Forestry and Chemical Industry of China Academy of Forestry Sciences, to develop a bio-mechanical pulp project with the research and development costs up to RMB800 million in 2022. The main product of such project has been bio-mechanical pulp, which can replace wood pulp and imported waste paper, and is used for the production of high-grade corrugated paper and other specialized packaging paper; the by-product, biomass fuel can replace coal as energy sources. The Asia's abundant agricultural residues provide ample cheap raw material to enable large-scale biopulping. With strong policy support, technological advances, and pulp demand growth, bio-pulping is poised to displace a certain portion of chemical pulping in Asia in the coming years which presents market potential for Seaborne-Pulping to provide flexible, sustainable and cost-efficient pulp production.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market
Production Volume of Pulp

Global Consumption Volume of Pulp, 2018-2027E

Million Tonne



CAGR	2018-2022	2023E-2027E
CAGR	0.08%	2.6%

Year	Value
2018	186.6
2019	183.5
2020	178.7
2021	182.9
2022	187.2
2023E	192.2
2024E	196.7
2025E	201.3
2026E	207.4
2027E	212.7

- The global consumption of pulp increases at a CAGR of 0.08% from 186.6 million tonnes in 2018 to 187.2 million tonnes in 2022. This can be primarily ascribed to the paper industry's consistent demand for frequently used paper products goods such as specialty paper, packaging paper, household paper, and cultural paper. Additionally, the capacity of downstream paper mills on the demand end and the rate of expansion of pulp mills on the supply end also contribute to this stability.

- It is forecasted that worldwide pulp consumption will increase at a CAGR of approximately 2.6% from 192.2 million tonnes in 2023 to 212.6 million tonnes in 2027. Emerging markets, including China, Southeast Asia, and Eastern Europe, are anticipated to account for the majority of this incremental demand.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Consumption Volume of Pulp



Consumption Volume of Pulp in Asia, 2018-2027E

CAGR	2018-2022	2023E-2027E
	4.0%	4.1%

Million Tonne

2018: 112.5
2019: 115.2
2020: 119.8
2021: 128.4
2022: 131.7
2023E: 135.1
2024E: 139.9
2025E: 146.0
2026E: 152.8
2027E: 158.5

- The consumption volume of pulp in Asia recorded an increase from 112.5 million tonne in 2018 to 131.7 million tonne in 2022, at a CAGR OF 4.0%. Packaging, tissue paper and graphic paper are the major end-use segments driving pulp consumption. Rising e-commerce and consumerism are also fueling demand for paper packaging and pulp consumption in Asia.

- Going forward, consumption of pulp is expected grow at a CAGR of 4.1% from 2023 to 2027, due to the rapid development of various pulp production technology including bio-pulping and the continued growth of downstream industries.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Consumption Volume of Pulp



Consumption Volume of Pulp in Europe, 2018-2027E

	2018-2022	**2023E-2027E**
CAGR	1.9%	2.2%

Million Tonne

- The consumption volume of pulp in Europe increased from 27.8 million tonnes in 2018 to 30.0 million tonnes in 2022, at a CAGR of 1.9%. The major end-use segments driving pulp consumption in Europe are packaging, tissue paper, and graphic paper. The growing focus on sustainable packaging solutions and the rise of e-commerce have contributed to the demand for paper packaging and pulp consumption in the region. Europe has been at the forefront of adopting sustainable pulp production practices, with a strong emphasis on recycling and the use of certified sustainable forest management. The region has also seen a shift towards the use of alternative fibers, such as agricultural residues and recycled paper, to reduce the reliance on virgin wood pulp. Looking ahead, the consumption of pulp in Europe is projected to grow at a CAGR of 2.2% from 2023 to 2027.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Consumption Volume of Pulp



Consumption Volume of Pulp in North America, 2018-2027E

Million Tonne

CAGR	2018-2022	2023E-2027E
	7.4%	2.6%

- The consumption volume of pulp in North America has shown significant growth, increasing from 9.0 million tonnes in 2018 to 12.0 million tonnes in 2022, at an impressive CAGR of 7.4%, attributed to the strong demand for pulp in various end-use segments, such as packaging, tissue paper, and specialty papers. Besides, North America has also seen significant investments in advanced pulp production technologies, such as biotechnology and nanotechnology, which have improved the efficiency and sustainability of pulp production processes. The consumption of pulp in North America is expected to maintain its strong growth trajectory, with a projected CAGR of 2.6% from 2023 to 2027, driven by the continued expansion of e-commerce, the increasing demand for sustainable packaging solutions, and the development of innovative pulp-based products.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market
Production Volume of Pulp



Global Production Volume of Pulp, 2018-2027E

	2018-2022	2023E-2027E
CAGR	-0.5%	2.7%

- With a five-year CAGR of -0.5%, global pulp production decreased from 192.1 million tonnes in 2018 to approximately 188.5 million tonnes in 2022. The evident decline in production capacity can be primarily ascribed to the repercussions endured by worldwide pulp mills throughout the 2020-2021 pandemic. These repercussions include, but are not limited to, geopolitical disruptions in the raw material supply chain and diminished start-up rates and expansion rates. Global production capacity has been progressively relaxed since 2022, in tandem with an incremental increase in shipments, in order to assist upstream mills in liquidating surplus inventory.

- Furthermore, in conjunction with the concurrent advancement of pulp technology, it will contribute to the expansion of worldwide pulp production capacity, which is projected to increase at a compound annual growth rate of 2.7% from 193.9 million tonnes in 2023 to 215.6 million tonnes in 2027.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Production Volume of Pulp



Production Volume of Pulp in Asia, 2018-2027E

	2018-2022	2023E-2027E
CAGR	4.0%	4.8%

Million Tonne

- As Asia's economy continues to expand, there is a corresponding increase in the demand for pulp and paper products. Population growth, urbanization, and rising disposable incomes contribute to higher consumption of paper-based products such as packaging materials, tissue papers, and printing papers. The production volume of pulp in Asia increased from 81.6 million tonne in 2018 to 95.3 million tonne in 2022, at a CAGR of 4.0%.

- Advancements in pulp production technologies, such as improved pulping methods, more efficient machinery, and process optimization, also significantly enhance production efficiency. This allows mills to produce more pulp within a given timeframe, thereby increasing the production volume. The production volume of pulp in Asia is expected to increase at a CAGR of 4.8% from 2023 to 2027.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Production Volume of Bio-Pulp

Global Production Volume of Bio-Pulp, 2018-2027E



Million Tonne

CAGR	2018-2022	2023E-2027E
CAGR	26.7%	14.5%

Bar chart data (Million Tonne):
- 2018: 4.0
- 2019: 6.7
- 2020: 7.7
- 2021: 8.7
- 2022: 10.3
- 2023E: 12.0
- 2024E: 13.8
- 2025E: 15.1
- 2026E: 18.6
- 2027E: 20.7

- By 2022, it is anticipated that the global market for bio-pulping have expanded to approximately 10.3 million tonnes. This growth can be attributed to the consistent rise in waste paper recycling worldwide in recent years, which has furnished an ample supply of raw materials for bio-pulping, as well as the ongoing advancements in associated technologies. While the commercial sector of the worldwide bio-pulping industry continues to encounter obstacles related to technical economics, large-scale manufacturing, bio-pulping has the potential to fulfill the worldwide need for sustainable development on account of its reduced greenhouse gas emissions and enhanced resource efficiency in comparison to conventional wood pulp pulping techniques.

- Furthermore, large pulp and paper corporations that operate internationally have made strategic investments in biotechnology firms and introduced bio-based products in recent years in an effort to support the bio-pulping market's future growth, consequently, the global bio-pulping market has exhibited a strong potential for expansion, driven by rising demand for sustainable pulp products, declining costs of enzyme-based technologies, and growing government incentives for eco-friendly manufacturing, resulting in an expected production volume of 20.7 million tonnes by 2027, increasing at a CAGR of 14.5% from 2022-2027

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market
Production Volume of Bio-Pulp



Production Volume of Bio-Pulp in Asia, 2018-2027E

Million Tonne

	2018-2022	2023E-2027E
CAGR	32.2%	16.7%

Bar chart values (Million Tonne):
- 2018: 1.7
- 2019: 2.8
- 2020: 3.4
- 2021: 4.3
- 2022: 5.2
- 2023E: 6.2
- 2024E: 7.3
- 2025E: 8.2
- 2026E: 9.2
- 2027E: 11.5

- While bio-pulping currently accounts for approximately 5.5% of Asia's total pulp production at around 5.2 million tonne in 2022, it has been expanding rapidly from virtually zero a decade ago as major paper/pulp producers invest in bio-pulping projects supported by government incentives and abundant agricultural residue feedstock sources. Overall from 2018 to 2022, the production volume of bio-pulp in Asia has increased from 1.7 million tonne to 5.2 million tonne during 2018 to 2022, representing a CAGR of approximately 32.2% during the period. Advances in biotechnology and engineering have also improved the viability of bio-pulping. With continued improvements in technology, commercialization and favorable market/policy drivers, bio-pulping production is poised for exponential growth in the coming decade, offering tremendous opportunities for solutions providers given the vast untapped potential. Asia's nascent bio-pulping sector is likely to undergo massive expansion to supplement conventional pulp capacity.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Production Volume of Bio-Pulp

Production Volume of Bio-Pulp in Europe, 2018-2027E

	2018-2022	2023E-2027E
CAGR	23.9%	14.0%

Million Tonne



Chart data (Million Tonne):
- 2018: 1.0
- 2019: 1.2
- 2020: 1.5
- 2021: 1.8
- 2022: 2.3
- 2023E: 2.8
- 2024E: 3.2
- 2025E: 3.6
- 2026E: 4.2
- 2027E: 4.8

- In Europe, bio-pulping has emerged as a key focus area, driven by the region's commitment to sustainability and the transition towards a circular bioeconomy. There is a significant increase of bio-pulp production increased from the 1.0 million tonnes of bio-pulp produced in 2018 to 2.3 million tonnes in 2022, with a CAGR of 23.9% during the 2018-2022 period. The growth of bio-pulping in Europe has been supported by several factors, including stringent environmental regulations, increasing consumer demand for eco-friendly products, and the availability of advanced technologies. The European Union's Green Deal and the Circular Economy Action Plan have set ambitious targets for reducing carbon emissions and promoting the use of renewable resources, creating a favorable policy environment for bio-pulping investments.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Production Volume of Bio-Pulp

Production Volume of Bio-Pulp in North America, 2018-2027E



	2018-2022	2023E-2027E
CAGR	25.3%	12.9%

Million Tonne

- There is a significant increase of bio-pulp production increased from the 0.8 million tonnes of bio-pulp produced in 2018 to 1.9 million tonnes in 2022, with a CAGR of 25.3% during the 2018-2022 period. The growth of bio-pulping in North America can be attributed to several factors, including the region's abundant biomass resources, advanced technological capabilities, and supportive government policies. The United States and Canada have vast forest resources and well-established pulp and paper industries, providing a strong foundation for the adoption of bio-pulping technologies. Additionally, the region has a thriving agricultural sector, generating substantial amounts of agricultural residues that can be utilized as feedstock for bio-pulping.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market
Introduction of Paper Making

➢ Paper making is the process by which pulp, a mixture of fibers derived from plant materials, is transformed into paper. It involves several steps, including preparation of the raw materials, pulping, formation of the paper sheet, pressing, drying, and finishing.

➢ **Raw material preparation**: The process begins with the collection and preparation of raw materials, which typically include wood fibers, recycled paper, or other agricultural fibers. Wood logs are debarked, chipped, and then processed into small wood chips or fibers.

➢ **Pulping:** The raw materials are then subjected to pulping, which involves breaking down the fibers and separating them from impurities. Pulping can be done through either mechanical or chemical methods. Mechanical pulping uses mechanical forces to separate the fibers, while chemical pulping involves the use of chemicals to dissolve the lignin, a natural substance that binds the fibers together.

➢ **Fiber treatment and refining**: After pulping, the fibers are treated and refined to improve their quality and suitability for paper production. This process may involve bleaching, cleaning, and refining the fibers to achieve the desired characteristics.

➢ **Sheet formation:** The treated fibers are mixed with water to form a suspension called pulp. The pulp is then poured onto a wire mesh conveyor belt or a rotating cylindrical screen called a Fourdrinier machine. As the water drains through the mesh or screen, the fibers form a wet sheet on top.

➢ **Pressing:** The wet paper sheet is transferred to a series of rollers or presses that squeeze out more water, compacting the fibers and forming a more solid sheet.

➢ **Drying:** The pressed paper sheet is then dried using various methods, including hot air drying, steam drying, or infrared drying. The drying process removes the remaining moisture from the sheet, resulting in a fully formed paper.

➢ **Finishing:** Once the paper is dry, it may undergo additional processes for finishing, such as calendering (smoothing the surface), coating (applying a layer for enhanced properties), or cutting into specific sizes or shapes.

Source: Frost & Sullivan

FROST *&* SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Production Volume of Paper and Paperboard



Global Production Volume of Paper and Paperboard, 2018-2027E

	2018-2022	2023E-2027E
CAGR	0.8%	3.7%

Million Tonne

- At a CAGR of approximately 0.8%, global paper and paperboard production has increased from 419.7 million tonnes in 2018 to 432.7 million tonnes in 2022, with North America, Europe, and Asia producing the most, in that order. The production volume is constantly driving by the strong demand from the global downstream packaging industry, particularly the rising demand for paper-based packaging for food and beverages, and the expansion of international e-commerce, etc. Furthermore, future capacity growth is expected to be propelled by the ongoing enhancement of printing and paper and board manufacturing processes. Therefore, the global paper and board production is projected to increase at a CAGR of 3.7% from 447.4 million tonnes in 2023 to 518.3 million tonnes in 2027.

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Production Volume of Paper and Paperboard



Production Volume of Paper and Paperboard in the PRC, 2018-2027E

	2018-2022	2023E-2027E
CAGR	4.5%	5.1%

Million Tonne

- The production volume of paper and paperboard in PRC is 124.25 million tonnes in 2022. The growth is attributed to the growing e-commerce industry in PRC, leading to a growing volume of packaging boxes as well as corrugated medium for the increase demand for packaging. With the supportive government policies, namely the "Action Plan for Industrial Energy Efficiency Improvement" (工业能效提升行动计划) and "The 14th Five-Year Plan for Circular Economy Development" (十四五"循环经济发展规划), the paper making industry in the PRC would be further promoted. The production volume of paper and paperboard in PRC is expected to reach 159.48 million tonnes in 2027, at a CAGR of 5.1% from 2023 to 2027.

Source: China Paper Association, Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Recycled Volume of Wastepaper



Global Recycled Volume of Wastepaper, 2018-2027E

	2018-2022	**2023E-2027E**
CAGR	1.7%	4.0%

Million Tonne

- Global waste paper recycling has reached approximately 267.7 million tonnes in 2022, rising at a CAGR of 1.7% over the previous five years. Europe has the highest recycling rate among these regions, while Asia has the maximum volume of recycling. As a result of China's manufacturing demand for waste paper pulp, it has become the largest net importer of waste paper in the world and has a substantial demand for waste paper imports. The increasing global demand for sustainable pulp, of which waste paper is one of the sources, is anticipated to stimulate a corresponding surge in recycling efforts across different nations. Specifically, the recycling of waste paper is projected to increase from 281 million tonnes in 2023 to 329 million tonnes in 2027, expanding at a compound annual growth rate of 4%.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Recycled Volume of Wastepaper



Recycled Volume of Wastepaper in the PRC, 2018-2027E

	2018-2022	2023E-2027E
CAGR	7.3%	10.2%

Million Tonne

- Wastepaper refers to recyclable resources that are discarded after use in production and daily life. It includes various high-quality paper, yellow cardboard, waste paper boxes, trimmings, packaging paper, paper used by businesses and organizations, engineering paper, books, magazines, newspapers, and so on. The volume of recycled wastepaper in PRC has experienced an uprising trend from 2018 to 2022. Led by the rising demand of wastepaper pulp for paper production, the total volume of recycled wastepaper in PRC has increased from 49.64 million tonnes in 2018 to 65.85 million tonnes in 2022, at a CAGR of 7.3%. The recycling of wastepaper is further promoted in the PRC to provide environmental benefits, conserve resources, reduce waste, create economic opportunities, and contribute to a more sustainable and circular approach to paper production. The amount of recycled wastepaper is expected to increase at a CAGR of 10.2% from 2023 to 2027.

Source: Frost & Sullivan

Overview of Traditional Pulping and Seaborne-Pulping Market

Consumption Volume of Paper and Paperboard



Global Consumption Volume of Paper and Paperboard, 2018-2027E

	2018-2022	2023E-2027E
CAGR	0.6%	3.6%

Million Metric Tonne

- The global consumption of paper and paperboard has increased at a CAGR of approximately 0.6% from 421.9 million tonnes in 2018 to 431.6 million tonnes in 2022. This is mainly attributed to the steady growth in downstream packaging demand. Looking forward, as countries implement regulations restricting the use of plastic packaging and the global demand for sustainable packaging rises to fill the void, the demand for paper-based packaging is predicted to rise significantly. Moreover, technological advancements and the expansion of emergent markets are expected to provide additional growth opportunities. Between 2023 and 2027, the global consumption of paper and paperboard is anticipated to increase at a CAGR of 3.6%, to 517.6 million tonnes.

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Consumption Volume of Paper and Paperboard

Consumption Volume of Paper and Paperboard in the PRC, 2018-2027E



	2018-2022	2023E-2027E
CAGR	4.4%	6.1%

Million Tonne

Year	Value
2018	104.39
2019	107.04
2020	118.27
2021	126.48
2022	124.03
2023E	131.47
2024E	139.49
2025E	147.86
2026E	157.03
2027E	166.45

- The consumption volume of paper and paperboard in the PRC increased from 104.39 million tonne in 2018 to 124.03 million tonne in 2022, at a CAGR of 4.4%. The growth of e-commerce and increased consumer spending has driven the demand for packaging materials, such as cardboard boxes and corrugated paper, which are made from paper or paperboard. Government policies and regulations related to the industry, such as forestry management, environmental protection, and recycling initiatives, are also increasing the requirements of paper products. The consumption volume of paper and paperboard in the PRC is expected to reach 166.45 million tonne in 2027, at a CAGR of 6.1% from 2023 to 2027.

Overview of Traditional Pulping and Seaborne-Pulping Market

Market Drivers and Trends of Downstream Markets

The growth of e-commerce

> Packaging paper in the PRC is mainly used for fast-moving consumer goods, electronics and pharmaceuticals products. The rapid development of e-commerce and online shopping behaviour, has fuelled the need of corrugated material as secondary distribution pack. Retail products often come in different sizes and weights with its primary packaging, corrugated materials are often needed for secondary packaging for logistics purposes since only corrugated materials have such flexibility that help reduce spaces in packing hence significantly improving the transport efficiency. The rising demand for corrugated containers from the logistic industry will continue drive the corrugated medium manufacturer market in the future. Thus, there are new packaging equipment that measures the size and dimension of the products and to pack specifically only corrugated materials in which such flexibility allows to reduce space in packing hence significantly improving the transport efficiency. The rising demand for corrugated containers from the logistic industry will continue drive the corrugated medium manufacturer market in the future.

Recycled and biodegradable corrugated materials

> There is an increasingly high awareness on environmental and sustainability issues nowadays, consumers have more knowledge on environmental friendly products and are demanding for products that are manufactured in a manner that adheres to such requirements. This acts as a rising trend on corrugated packaging material as manufacturers will be contributing to the environmental case, reducing global waste, and product waste.

Shift from luxury packaging

> Corrugated packaging is famed for its high quality and ability in protection of products, avoiding products on damage even in intensive shipping conditions. This type of packaging has been more popular among the consumers as it is durable, light and relatively cost-effective comparing to the other packaging materials. Corrugated containers and corrugated packaging materials is a growing popular packaging method even for premium products such as jewelry, perfumes, gift boxes etc. There is a growing trend in shifting from luxury packaging to corrugated containers.

Source: Frost & Sullivan

FROST & SULLIVAN

Agenda

1	Overview of Macroeconomic Environment
2	Overview of Key Development Spotlights in Capital Market
3	Overview of Global Maritime Shipping Market
4	Competitive Landscape of Global Maritime Shipping Market
5	Overview of Traditional Pulping and Seaborne-Pulping Market
6	**Competitive Landscape of Seaborne-Pulping Market**
7	Appendix

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Industry Position of the Group



Pioneer in Seaborne-Pulping with established traditional business

Leading presence in China's bio-pulping industry



Well-established maritime digitalization

A technology division focused on developing carbon-neutral tech vessels and big data platform



Visionary and experienced management team

A high-caliber management team with deep industry expertise and vision



Poised to Ride Surging Pulp Demand Growth with Flexible Fleet and Bio-pulping Innovation

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Traditional Pulping and Seaborne-Pulping Market

Industry Position of the Group (Cont'd)

- **Pioneer in Seaborne-Pulping with established traditional business segments:** The Group is a Singapore-based carbon-neutral offshore technology company focusing on (i) ship leasing and (ii) Sea-based Decarbonization Bio-pulping/ maritime carbon-neutral technology, with a pioneering position in the field of maritime bio-pulping. Besides, the Group is continuously exploring the commercialization of workboat innovations, maritime information technology management, and innovative technologies regarding bio-pulping, amongst others. The Group is poised to establish a leading presence in China's bio-pulping industry based on its pioneering work in Seaborne-Pulping technology and vessel retrofitting capabilities.

- **Well-established maritime digitalization segment:** The Group is significantly adopting digitalization in the maritime industry, having invested over $10 million since 2016 to establish a technology division focused on developing carbon-neutral tech vessels and big data platforms. Its ship information management platform provides shipowners and managers a SaaS, mobile and intelligent solution to enable digitalized fleet oversight. By the end of 2024, the Group's data platform has served over 1,000 vessels, establishing the company's forerunning position in maritime big data in China. Intercont continues to leverage technologies such as IoT sensors, cloud computing and analytics to provide real-time fleet monitoring, data insights and optimization recommendations. With cost of hiring crews in China elevating and internet connectivity growing, the Group's digitalization drive helps maritime players enhance efficiency, safety and sustainability through data-driven decision making. Its vision is to accelerate digital transformation across the conservative shipping industry.

Source: Frost & Sullivan

Overview of Traditional Pulping and Seaborne-Pulping Market

Industry Position of the Group (Cont'd)

- **Visionary and experienced management team:** The Group is led by a high-caliber management team with deep industry expertise and vision to drive sustainable growth. The executives possess extensive experience across shipping, shipbuilding, operations, finance and technology. Leveraging diverse background of the management team encompassing technical knowledge, supply chain dynamics and compliance with legislation and standards, the Group is able to constantly synergise, review and forecast the dynamic market landscape, thereby securing business prospect and establishing competitive business model. Backed by robust internal controls and performance incentives, the seasoned leadership team steers the Group to continue adapting and capturing new opportunities in the evolving maritime landscape and their principled and prudent stewardship provides a solid foundation for the Group's next phase of expansion.

- **Poised to Ride Surging Pulp Demand Growth with Flexible Fleet and Bio-pulping Innovation:** As an industry forerunner in maritime decarbonization technologies, the Group is poised to capitalize on robust projected growth in China's pulp demand. From 2023-2027, the country's pulp consumption is forecasted to expand at a CAGR of 4.7%, with production volume of bio-pulping and waste paper pulp usage seeing 17.1% and 3.3% CAGRs respectively. Leveraging the Group extensive ship leasing network and strategically balanced asset portfolio, the Group can offer a comprehensive suite of vessels via flexible arrangements to meet customer need, which enhances the company's route planning agility in Sea-based Decarbonization Bio-pulping, strengthening its competitive edge. The Group 's reliable large fleet and in-house maritime expertise allows optimizing deployment of its retrofitted bio-pulping vessels to profit from surging pulp volumes amidst decarbonization tailwinds. Riding these industry expansion trends will enable the Group to deliver growth and value.

Source: Frost & Sullivan

Agenda

1	Overview of Macroeconomic Environment
2	Overview of Key Development Spotlights in Capital Market
3	Overview of Global Maritime Shipping Market
4	Competitive Landscape of Global Maritime Shipping Market
5	Overview of Traditional Pulping and Seaborne-Pulping Market
6	Competitive Landscape of Seaborne-Pulping Market
7	**Appendix**

FROST & SULLIVAN

Overview of Macroeconomic Environment

Global Consumption Volume of Energy (Coal and Oil)

Global Consumption Volume of Energy (Coal and Oil) , 2018-2027E

CAGR	2018-2022	2023E-2027E
Coal	0.3%	-3.0%
Oil	-0.1%	0.8%



- According to the International Energy Agency, global coal consumption has recorded an increase from 159.5 EJ to 161.6 EJ at a CAGR of 0.3% between 2018 and 2022. With the rising proportion of green energy consumption in the future, it is anticipated that the consumption of coal will reach its peak in 2023 and gradually decline to approximately 147.5 EJ in 2027 with a CAGR of approximately -3.0%, nonetheless, the use of coal in the process of energy transition will continue to serve as an important support for global economic development.

- In addition, global oil consumption has decreased at a CAGR of -0.1% over the past five years, from 191.7 EJ in 2018 to 190.7 EJ in 2022, primarily due to the impact of reoccurring turbulence in the oil market caused by COVID-19 epidemic and the energy crisis provoked by the Russia-Ukraine conflict. In the long term, the progressive spread of cleaner energy sources and the improvement of energy efficiency in transportation will reduce the demand for oil-based transportation fuels. However, as oil dominates the global energy system and is expected to benefit from continued growth in the petrochemical industry and air travel in the near future, partly reflected by the upstream investment growth and supply capacity enhancement, global oil consumption is expected to increase at a moderate CAGR of approximately 0.8%, reaching 199.3 EJ by 2027.

Source: International Energy Agency, Frost & Sullivan

FROST & SULLIVAN

Overview of Macroeconomic Environment

The Export and Import Volume of Major Commodities

The Import Volume of Major Commodities in the PRC, 2018-2027E



Million tonnes

Source: National Bureau of Statistics of China, Frost & Sullivan

FROST & SULLIVAN

Overview of Macroeconomic Environment

The Export and Import Volume of Major Commodities

The Export Volume of Major Commodities in the PRC, 2018-2027E



Million tonnes

CAGR: 4.5%

CAGR:3.2%

■	Coal and related product
■	Petroleum, natural gas and related product
■	Metal ore
■	Steel
■	Mining construction materials
■	Cement
■	Wood
■	Non-metal ore
■	Fertilizers and pesticides
■	Salt
■	Food
■	Others

Source: National Bureau of Statistics of China, Frost & Sullivan

FROST & SULLIVAN

Overview of Macroeconomic Environment

The Export and Import Volume of Major Commodities

The import volume of commodities in the PRC has increased from 5,185.3 million tonnes to 5,537.0 million tonnes during 2018 to 2021, representing a CAGR of approximately 2.2%. With the rapid economic and industrial development as well as burgeoning population, energy and manufacturing related commodities including metal ore, coal and related product and petroleum, natural gas and related product have been the major import categories.

Principally, these unpackaged major bulk products are transported through bulk carrier, the stably growing throughput of these commodities shall contribute to the continuous development of the bulk carrier industry. Going forward the import volume of commodities in the PRC is expected to grow at a CAGR of 6.3% during 2022 to 2027, attaining 7,492.9 million tonnes in 2027. On the other hand, the export volume of commodities in the PRC is expected to rise at a CAGR of 4.5% from 2022 to 2027.

Source: National Bureau of Statistics of China, Frost & Sullivan

FROST & SULLIVAN

Overview of Macroeconomic Environment

The Export Value Between the PRC and Major Countries (or Regions)

The Export Value Between the PRC and Major Countries (or Regions), 2018-2022

(Unit: US$ Billion)	2018	2019	2020	2021	2022	CAGR (2018-2022)
U.S.	478.4	418.7	312.8	576.1	581.8	5.0%
Hong Kong	302.1	278.9	188.3	350.6	297.5	-0.4%
Japan	147.1	143.3	98.8	165.8	172.9	4.1%
Korea	108.8	111.0	77.9	148.9	162.6	10.6%
Vietnam	83.9	97.9	78.7	137.9	147.0	15.1%
World	**2,487.4**	**2,499.0**	**1,793.3**	**3,364.0**	**3,593.6**	**9.6%**

- Although the US-China Trade war has adversely affected the PRC's export market since 2018, U.S. still remained as its top trading partner in terms of export value during 2018 to 2022. The export value to U.S. from the PRC increased at a CAGR of 5.0% from 2018 to 2022. There was a slowdown in export value in 2019 which was mainly contributed by US-China trade war.

- Emerging markets in Asia such as Vietnam witnessed a rapid economic growth in past few years, the export value from the PRC to these countries is consistent with this fast growth. The export value to Vietnam grew with a CAGR of 15.1% from 2018 to 2022. Overall, the total export value of the PRC increased from US$2,487.4 billion to US$3,593.6 billion with a CAGR of 9.6% from 2018 to 2022 .

Source: Frost & Sullivan

FROST & SULLIVAN

Overview of Macroeconomic Environment

ClarkSea Index and Baltic Dry Index



ClarkSea Index, 2018 – 2022 December

US$/day

Source: Baltic Exchange, Frost & Sullivan

FROST *&* SULLIVAN

Overview of Macroeconomic Environment

ClarkSea Index and Baltic Dry Index



Baltic Dry Index, 2018 – 2022 December

- The Baltic Dry Index and ClarkSea Index are the major indicators of the demand and supply of maritime shipping industry, and they are positively correlated to the charter rates charged by shipping companies.

- The ClarkSea Index is often seen as a key shipping barometer which shows the weighted average earnings of all major types of vessels including tankers, bulk carriers, containerships and gas carriers. It is a cross-sector index managed by Clarkson Research. The ClarkSea Index were relatively stable during 2018 to 2019. However, since the advent of the COVID-19 pandemic in early 2020, the ClarkSea Index has experienced fluctuations, in particular, it first dropped due to the pricing pressures caused by lowering of oil prices and worldwide lockdown measures, then it bounced back and increased significantly as demand surged for maritime trade owing to the re-opening of economy and growing demand for container transportation.

- The Baltic Dry Index is a shipping and trade index that measures the average prices paid for the transport of dry bulk materials such as coal and steel. Historically, the index fluctuated at around 1,000 points during 2018 to 2019, similar to the ClarkSea Index, the Baltic Dry Index declined in early 2020 due to lockdowns and restrictions introduced during the COVID-19 pandemic but quickly increased again due to rising demand for industrial commodities as well as the broader economic recovery.

Source: Baltic Exchange, Frost & Sullivan

FROST & SULLIVAN

Overview of Global Maritime Shipping Market

Definition and Classification (2/4)

Type of vessels

> According to United Nations Conference on trade and development, oil tankers, bulk carriers and chemical tankers are divided into categories basis deadweight *("dwt").* Containership in particular, is classified by deadweight or else by maximum capacity of twenty-foot equivalent unit *("TEU"),* while one TEU represents the volume of a standard 20 feet long intermodal container.

Bulk carrier

Handysize bulk carrier (10-39.9k dwt) → Handymax bulk carrier (40-49.9k dwt) → Supramax bulk carrier (50-57.9k dwt) → Ultramax bulk carrier (60-66.9k dwt) → Panamax bulk carrier (70-99.9k dwt) → Capesize bulk carrier (>=100k dwt)



Capesize bulk carrier

Oil tanker

Short-range/Handy tankers (10-24.9k dwt) → Medium-range tankers (25-44.9K dwt) → Panamax crude tanker (55-84.9k dwt) → Aframax crude tanker (85-124.9k dwt)

→ Suezmax crude tanker (125-199.9k dwt) → Very large crude carrier (200-319.9k dwt) → Ultralarge crude carrier (>=320 dwt)



Ultralarge crude carrier

Container ship

Feeder (<65k dwt) → Panamax (65-80k dwt) → Post-Panamax (80-120k dwt) → Neo-Panamax (120-170k dwt) → Ultra Large Container Vessel (>170 dwt)



Neo Panamax

Chemical tanker

ST1 (with very severe environmental and safety hazards, <1,250 m^3 per tank) → ST2 (with appreciably severe environmental and safety hazards, < 3,000 m^3 per tank) → ST3 (with sufficiently severe environmental and safety hazards)



Ursula Essberger

Others

Passenger vessel



Ro-ro vessel   **Tug**



Heavy life vessel **Naval vessel**

 

Source: Frost & Sullivan

FROST & SULLIVAN

Competitive Landscape

Entry Barriers – Shipping

Capital Investment	• The establishment of a shipping business requires significant capital investment, making it capital-intensive in nature. Capital investment serves as a barrier to entry in the shipping market due to the substantial costs associated with acquiring vessels, covering operational expenses, meeting infrastructure requirements, complying with regulations, and competing with established players benefiting from economies of scale.
Economies of Scale	• Established and sizable shipping companies leverage their large scale of operations to their advantage, gaining significant bargaining power with suppliers and achieving cost synergies. This enables them to provide comprehensive and value-added services to customers across various industries. As a result, economies of scale present a significant challenge for new entrants with limited operational scale and a narrower range of products and services.
Market Know-how and Experience	• As the demand for diverse shipping services grows and environmental regulations become more stringent, customers tend to favor shipping companies that possess extensive industry knowledge and experience. Market know-how serves as a barrier to entry in the shipping industry, given the specialized expertise and understanding required to comply with regulations, navigate complex logistics, manage risks, build networks, and grasp market dynamics. Established players with industry experience and market know-how enjoy a competitive advantage, making it difficult for new entrants to swiftly establish themselves in the market.
Track Record and Stable Business Relationships	• Established and well-regarded shipping companies typically establish stable customer relationships and possess extensive shipping networks that cover a wide geographic area. In contrast, new entrants lacking a proven track record face significant challenges in competing with established market participants. The high cost and effort involved in customers switching their shipping service provider acts as a barrier for new entrants. Additionally, establishing connections within the industry can be difficult for new players, making it challenging to build relationships with customers and suppliers. The reputation, trust, customer base, supplier networks, industry expertise, and financial stability enjoyed by established players further enhance their competitive advantage.

Source: Frost & Sullivan

FROST & SULLIVAN

Competitive Landscape

Entry Barriers – Ship Management Services

Brand Reputation and Awareness	• Existing providers of Vessel Management services often possess a proven track record of successfully managing ship projects, and have established a strong market reputation and brand recognition within the industry. The field of shipping management encompasses the transportation of valuable goods and commodities to various destinations. Customers tend to favor service providers with well-established brand reputations for their reliability, timely delivery, and secure handling of shipments. Newcomers to the market may encounter difficulties in competing with renowned brands that have earned a reputation for trustworthiness over time. Furthermore, shipping management involves the coordination of multiple stakeholders, including shipping lines, freight forwarders, customs authorities, and other service providers. Established brands typically possess well-established networks and infrastructure, enabling them to handle shipments efficiently and provide comprehensive services. Overcoming these barriers and gaining a foothold in the industry requires new market entrants to invest time and effort into offering innovative services, competitive pricing, forging strategic partnerships, and implementing targeted marketing strategies.
Experienced Management Team	• The foundation of establishing a Vessel Management business lies in the competence of strategic planning and technical expertise. Large-scale Vessel Management is a highly technical field that encompasses a wide range of services, such as the day-to-day operations of vessels, technical management, crew management, maintenance and repair services for vessels owned by third parties, and supervision of shipbuilding projects. Given the technical nature of ship management services, the recruitment and retention of skilled professionals with industry expertise in managing various types of ships are invaluable assets in the market. Established market participants, with their exceptional strategic abilities, possess the professional knowledge and industry experience necessary to provide efficient and comprehensive Vessel Management services while effectively reducing costs. Moreover, leading market participants tend to offer more attractive compensation packages and better career prospects, making it easier for them to attract experienced talent. In contrast, new entrants lacking an experienced management team may encounter challenges in making strategic decisions and recruiting skilled employees.
Industry Expertise	• A comprehensive understanding of various types of ships and the ability to meet specific customer needs are essential for providing Vessel Management services. Established players in the industry possess a competitive advantage due to their extensive industry experience and proven track record. Furthermore, the ship management sector is subject to stringent regulations that govern safety, environmental protection, crew welfare, and operational practices. Adhering to these regulations necessitates specialized knowledge and expertise. Established companies have likely dedicated significant time and resources to developing compliance frameworks and ensuring regulatory adherence. To overcome the entry barrier of industry expertise, new entrants must make investments in acquiring a profound understanding of the ship management industry, hiring experienced professionals, and establishing strategic partnerships.

Source: Frost & Sullivan

FROST & SULLIVAN